   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1995
                                                       REGISTRATION NO. 33-62125

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1
                                      TO

                                   FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                               LTX CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         MASSACHUSETTS                                       04-2594045
(STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

                         LTX PARK AT UNIVERSITY AVENUE
                         WESTWOOD, MASSACHUSETTS 02090
                                 (617) 461-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JOHN J. ARCARI
                                LTX CORPORATION
                         LTX PARK AT UNIVERSITY AVENUE
                         WESTWOOD, MASSACHUSETTS 02090
                                 (617) 461-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:


   PAMELA A. KEATING, ESQ.                          EDWIN L. MILLER, JR., ESQ.
       LTX CORPORATION                              TESTA, HURWITZ & THIBEAULT
LTX PARK AT UNIVERSITY AVENUE                             125 HIGH STREET
WESTWOOD, MASSACHUSETTS 02090                       BOSTON, MASSACHUSETTS 02110

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
===========================================================================================================

                                                                         PROPOSED MAXIMUM
                                                       PROPOSED MAXIMUM      AGGREGATE
      TITLE OF EACH CLASS OF          AMOUNT TO BE      OFFERING PRICE       OFFERING         AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED        PER SHARE(1)        PRICE(1)      REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock ($.05 par value)..... 5,750,000 shares(2)      $11.75          $67,562,500       $22,704(3)
===========================================================================================================


(1) Pursuant to Rule 457(c) of the Securities Act of 1933, and solely for the purpose of calculating the amount of the registration fee, the proposed maximum offering price per share and the proposed maximum aggregate offering price are based on (a) as to 4,600,000 shares previously registered pursuant to this Registration Statement, the average of the high and low sale prices of $11.75 and $11 on August 22, 1995 on the Nasdaq National Market of LTX Corporation Common Stock and (b) as to 1,150,000 additional shares registered hereby, the average of the high and low sale prices of $12.00 and $11.50 on September 5, 1995 on the Nasdaq National Market of LTX Corporation Common Stock.


(2) Includes 750,000 shares which the Underwriters have the option to purchase from the Registrant to cover over-allotments.


(3) A registration fee of $18,044 was previously paid on August 25, 1995 with the initial filing; $4,660 is paid herewith.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                Subject to Completion, dated September 11, 1995

PROSPECTUS

                                5,000,000 SHARES

                                      LOGO

                                LTX CORPORATION
                                  COMMON STOCK
                          ---------------------------

     Of the 5,000,000 shares of Common Stock offered hereby, 4,500,000 are being sold by LTX Corporation ("LTX" or the "Company") and 500,000 shares are being sold by the Selling Shareholder. See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholder.


     On September 7, 1995, the last reported sale price on the Nasdaq National Market for the Common Stock was $13.125 per share. See "Price Range of Common Stock." The Common Stock is quoted on the Nasdaq National Market under the symbol "LTXX."

                          ---------------------------

      THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 5.

                          ---------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                             Underwriting                          Proceeds to
                             Price to       Discounts and         Proceeds to        Selling
                              Public        Commissions(1)        Company(2)       Shareholder
------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
------------------------------------------------------------------------------------------------
Total(3)................         $                $                 $                 $
=================================================================================================


(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated expenses of $240,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $            ,
    $            , and $            , respectively. See "Underwriting."

                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York, on or
about           , 1995.
                          ---------------------------

LEHMAN BROTHERS                                          NEEDHAM & COMPANY, INC.

            , 1995

                                             LINEAR/MIXED SIGNAL PRODUCTS

                                             The Synchro is the latest
                                             generation of linear/mixed signal
                                             test systems.  Synchrosystems are
    [PHOTO OF SYNCHRO                        modular in design, which enables
    TEST SYSTEM]                             customers to add new options to
                                             their systems to meet their future
                                             needs. The Synchro Series includes:
                                             the Synchro Plus, Synchro II, and
                                             Synchro ProductionPACs. The
                                             Synchro Plus allows customers to
                                             test their most advanced devices
                                             while the Synchro ProductionPAC
                                             meets their volume production
                                             needs.


              DIGITAL PRODUCTS

       LTX offers two lines of
     digital test systems: the
   Delta Series and the Master
    Series, which are marketed                 [PHOTO OF DELTA 50
  under the Trillium name. The                       TEST SYSTEM]
    Delta Series includes: the
 Delta 50, Delta/ST, and Delta
        100. The Master Series
 includes: the Deltamaster and
     Micromaster test systems.
 These digital systems offer a
           broad range of test
   capabilities which meet the
  production test requirements
   of microcontrollers and the
     test requirements of high
  performance microprocessors.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                            ------------------------

      LTX(R), Hiper(R) and enVision(TM) are all trademarks of the Company.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     LTX Corporation designs, manufactures and markets automatic test equipment for the semiconductor industry that is used to test digital, linear and mixed signal (a combination of digital and linear) integrated circuits ("ICs") and discrete semiconductor components. The Company currently offers three lines of test systems: digital test systems, which test digital ICs, including microprocessors and microcontrollers; linear/mixed signal test systems, which test a wide range of linear and mixed signal ICs; and discrete component test systems, which test small signal and high power semiconductor components. The Company also sells service and applications support for its test systems. The semiconductors tested by the Company's systems are widely used in the computer, communications, automotive and consumer electronics industries. The Company markets its products worldwide to both manufacturers and users of digital, linear and mixed signal ICs and discrete semiconductor components. The Company sells its test systems to most of the major worldwide semiconductor manufacturers. The Company's customers include ASAT, AT&T, Austria Mikro Systeme, Hitachi, Intel, Motorola, National Semiconductor, Philips, SGS Thomson and Sony.


     All semiconductor manufacturers use semiconductor test equipment ("STE") to design and manufacture semiconductors. Demand for STE is driven by capacity expansion in the semiconductor industry and advances in semiconductor technology. Advances in semiconductor technology have permitted the design and manufacture of increasingly complex semiconductors with improved performance at lower cost. As a result, semiconductors have become more widely used across a broad spectrum of industries, including the computer, communications, automotive and consumer electronics industries. The resulting business expansion in the semiconductor industry, together with more advanced semiconductor technology, have created a demand for STE that is faster, more versatile, more accurate, more productive and easier to program and maintain. STE that meets this demand also reduces the customer's total cost of testing.


     The Company's strategy is to produce and supply high performance, modular test systems using leading-edge technology and to provide complete test solutions to its worldwide customer base through its substantial group of engineers located throughout the world. This strategy enables the Company to provide STE that is capable of testing advanced semiconductors in the design phase and testing these devices at lower cost in the production phase. The Company believes its strategy enables it to build strong long-term alliances with its customers and to meet their demand for higher performance, more cost-effective test systems.


     The Company's test systems are also used by semiconductor manufacturers for design verification, characterization, qualification and failure analysis of ICs. In addition, certain large electronic equipment manufacturers use the Company's test systems for incoming inspection and for further classification of ICs. All of the Company's test systems are comprised of multiple computer-controlled instruments which send signals to a device under test and measure the responses of that device to classify the device by performance characteristics and to ensure conformance with quality standards. The Company's test system instrumentation is controlled by operating system software which is developed by the Company. Current prices for the Company's test systems range from approximately $400,000 for certain low pin count systems to approximately $4,000,000 for a high pin count Delta Series test system.

     The Company markets its products through its direct sales force in most parts of the world. In Japan, the second largest market for STE, the Company encounters significant competition from local STE manufacturers. In order to better penetrate the Japanese market, the Company has entered into strategic alliances with Sumitomo Metal Industries, Ltd., Ando Electric Co. Ltd., a Japanese STE manufacturer and majority-owned subsidiary of Nippon Electric Corporation, Ltd. (NEC), and Asia Electronics, Inc., a Japanese STE manufacturer which is 50% owned by Toshiba Corporation.

     LTX was incorporated in Massachusetts in August 1976. The Company's principal executive offices are located at LTX Park at University Avenue, Westwood, Massachusetts 02090, and its telephone number at that location is
(617) 461-1000.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  THE OFFERING


Common Stock offered by the Company.......................  4,500,000 shares
Common Stock offered by the Selling Shareholder...........  500,000 shares
Common Stock to be outstanding after the offering(1)......  33,826,589 shares
Use of proceeds by the Company............................  Working capital, capital expenditures, debt repayment and other general
                                                            corporate purposes.
Nasdaq National Market symbol.............................  LTXX

---------------

(1) Based on the number of shares of Common Stock outstanding as of August 23, 1995 and excluding 2,267,364 shares of Common Stock reserved for issuance pursuant to outstanding stock options, 2,042,017 shares of Common Stock reserved for issuance pursuant to outstanding warrants and 406,556 shares of Common Stock reserved for issuance upon conversion of the Company's 7 1/4% Convertible Subordinated Debentures Due 2011.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                         FISCAL YEAR ENDED JULY 31
                                          --------------------------------------------------------
                                            1991        1992        1993        1994        1995
                                          --------    --------    --------    --------    --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales...............................  $200,361    $149,106    $172,932    $168,326    $210,319
Gross profit............................    78,972      43,032      59,406      47,887      73,571
Restructuring charges...................        --       2,800          --      14,376          --
Income (loss) from operations...........    11,165     (23,240)     (2,886)    (28,401)     14,840
Net income (loss).......................     6,128     (24,260)     (4,309)    (31,304)     10,694
Net income (loss) per share.............  $   0.36    $  (1.22)   $  (0.20)   $  (1.23)   $   0.36
Weighted average shares.................    21,963      19,888      21,089      25,485      29,787


                                                           FISCAL QUARTER ENDED
                    ---------------------------------------------------------------------------------------------------
                    OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                       1993          1994         1994        1994        1994          1995         1995        1995
                    -----------   -----------   ---------   --------   -----------   -----------   ---------   --------
Net sales.........    $47,164       $38,119      $ 40,216   $ 42,827     $46,790       $50,017      $ 53,571   $ 59,941
Gross profit......     14,945         7,455        11,494     13,993      15,861        17,469        18,691     21,550
Restructuring
  charges.........         --        14,376            --         --          --            --            --         --
Income (loss) from
  operations......       (754)      (23,525)       (3,653)      (469)      2,037         3,135         4,070      5,598
Net income
  (loss)..........     (1,605)      (24,005)       (4,331)    (1,363)        786         1,917         2,911      5,080
Net income (loss)
  per share.......    $ (0.06)      $ (0.96)     $  (0.17)  $  (0.05)    $  0.03       $  0.07      $   0.10   $   0.16


                                                                             JULY 31, 1995
                                                                       -------------------------
                                                                        ACTUAL    AS ADJUSTED(1)
                                                                       --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital......................................................  $ 62,182      $118,051
Total assets.........................................................   145,917       201,786
Short-term debt......................................................     8,816         8,816
Long-term debt.......................................................    28,267        28,267
Stockholders' equity.................................................    65,407       121,276

---------------

(1) Adjusted to reflect the sale of 4,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $13.125 per share (the closing price of the Common Stock on September 7, 1995) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

CYCLICALITY OF SEMICONDUCTOR INDUSTRY


     The Company's business is largely dependent upon the capital expenditures of semiconductor manufacturers. The semiconductor industry is highly cyclical and has historically experienced recurring periods of oversupply, which often have had a severely detrimental effect on such industry's demand for test equipment. Over the past two to three years, the semiconductor industry has been experiencing significant growth, although there can be no assurance that such growth will continue or that the Company's business and results of operations will not be adversely affected by future downturns in the semiconductor industry. The Company attempts to mitigate the risk of cyclicality in the semiconductor industry and changes in particular segments of the industry by offering products to a wide geographic base of customers in the digital, linear and mixed signal IC and discrete component markets. However, any factor adversely affecting any particular market or segment would adversely affect the Company's business and results of operations. No assurance can be given that the Company's business and results of operations will not be materially adversely affected if downturns or changes in any particular market segments of the semiconductor industry occur in the future, especially if all of the market segments in which the Company participates experience downturns at the same time.


OPERATING LOSSES; FLUCTUATIONS IN SALES AND OPERATING RESULTS


     The Company incurred net losses in fiscal years 1992, 1993 and 1994. Although the Company recognized a net profit of $10,694,000 in fiscal 1995, there can be no assurance that the Company will be profitable in the future.


     The Company's sales and operating results have fluctuated and could in the future fluctuate significantly from period to period, including from one quarterly period to another, due to a combination of factors, including the cyclical demand of the semiconductor industry, the large selling prices of the Company's test systems (which typically result in a long selling process), competitive pricing pressures and the mix between and configuration of digital and linear/mixed signal and discrete component test systems sold in a particular period. The Company has also experienced significant fluctuations in its gross margin on product sales. Given the relatively large selling prices of the Company's test systems, sales of a limited number of test systems account for a substantial portion of sales in any particular fiscal quarter and a small number of transactions could therefore have a significant impact on sales and gross margins for that fiscal quarter. The impact of these and other factors on the Company's sales and operating results in any future period cannot be forecast with accuracy. In addition, the need for continued investment in research and development, for capital equipment requirements and for extensive worldwide customer support capability results in significant fixed costs which would be difficult to reduce in the event that the Company does not meet its sales objectives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

IMPORTANCE OF NEW PRODUCT INTRODUCTIONS


     The STE market is subject to rapid technological change and new product introductions, as well as advancing industry standards. The development of increasingly complex semiconductors and the utilization of semiconductors in a broader spectrum of products has driven the need for more advanced test systems to test such devices at an acceptable cost. The Company's ability to remain competitive in the digital, linear and mixed signal IC and discrete component markets will depend upon its ability to successfully enhance existing test systems and develop new generations of test systems and to introduce these new products on a timely and cost-effective basis. The Company also has to manufacture its products in volume at a competitive price and on a timely basis to enable customers to integrate them into their operations as they begin to produce their next generation of semiconductors. The Company's failure to have a competitive test system available when required by a semiconductor manufacturer would make it substantially more difficult for the Company to sell test systems to that manufacturer for a number of years. The Company has in the past experienced delays in introducing certain of its products and enhancements, and there can be no assurance that it will not encounter technical or other difficulties that could in the future delay the introduction of new products or enhancements. If new products have reliability or functionality problems, reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional warranty expense may result, which could reduce gross margins on new product sales. The Company's newly introduced Delta Series of products is subject to the risks associated with new product introductions, including the risk that reliability or functionality problems could increase expenses and reduce gross margins on new product sales. Furthermore, announcements by the Company or its competitors of new products could cause customers to defer or forego purchases of the Company's existing products, which would also adversely affect the Company's business and results of operations. There can be no assurance that the Company will be successful in the introduction and volume manufacture of its new products, that such introduction will coincide with the development by semiconductor manufacturers of their next generation semiconductors or that such products will satisfy customer needs or achieve market acceptance. The failure to do so could materially adversely affect the Company's business and results of operations.


HIGHLY COMPETITIVE INDUSTRY

     The STE industry is highly competitive in all areas of the world. Most of the Company's major competitors have substantially greater financial resources and some have more extensive engineering, manufacturing, marketing and customer support capabilities than the Company. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. The Company's major competitors in the market for digital test systems are Schlumberger Limited, Teradyne, Inc. and Credence Systems Corporation, except in Japan where the Company's major competitor is Advantest Corporation (an affiliate of Fujitsu Limited). The Company's principal competitor for linear/mixed signal test systems is Teradyne, Inc., except in Japan where the Company's major competitor is Yokogawa Electric Works. The Company principally competes on the basis of performance, cost of test, reliability, customer service, applications support, price and ability to deliver its products on a timely basis. New product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products and could prevent the successful introduction of the Company's new products. In addition, increased competitive pressure could lead to intensified price-based competition, resulting in lower prices and adversely affecting the Company's business and results of operations. In particular, at the end of a product life cycle and as the Company and its competitors introduce more technologically advanced products, it becomes more difficult to maintain established prices for the earlier introduced product. From time to time, the Company's test systems are sold by third parties as used equipment at prices substantially below the prices of new test systems sold by the Company. Such sales of used test systems may adversely affect the Company's sales of new test systems. Certain of the Company's customers have also developed test equipment. The Company believes that to remain competitive it will require significant financial resources for investment in new product development and for the maintenance of customer support centers worldwide. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

CUSTOMER CONCENTRATION


     Although the composition of the Company's largest customers has changed from year to year, sales to the Company's top ten customers accounted for 63% of net sales in fiscal 1995 and 58% in both fiscal 1994 and fiscal 1993. The loss of a major customer or reduction in orders by major customers, including reductions due to market or competitive conditions in the semiconductor industry, has had in the past and would have in the future an adverse effect on the Company's business and results of operations. In addition, the Company's ability to increase its sales will depend in part upon its ability to obtain orders from new customers. Once a semiconductor manufacturer has selected a particular semiconductor test equipment vendor's test system for a generation of semiconductors and made a substantial investment to develop related test program software and interfaces, the manufacturer is more likely to continue to purchase test systems from that vendor for the entire generation of semiconductors and, possibly, subsequent generations of semiconductors as well. The loss of one or more of its top ten customers could have a material adverse effect on the Company's business and results of operations. See "Business -- Customers."

INTERNATIONAL BUSINESS


     Approximately 61% and 66% of the Company's sales for fiscal 1994 and fiscal 1995, respectively, were attributable to sales outside the United States. The Company expects that international sales will continue to represent a significant portion of its total sales. Sales to customers outside the United States are subject to risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and United States export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas as well as general economic conditions. Although substantially all of the Company's international sales are denominated in United States dollars, a portion of all costs of the Company's foreign operations are denominated in foreign currencies and, accordingly, the Company's business and results of operations may be affected by fluctuations in interest and currency exchange rates. The Company periodically enters into foreign exchange contracts to hedge the risk that eventual net cash flows will be adversely affected by changes in exchange rates. Furthermore, although the Company endeavors to meet technical standards established by foreign regulatory bodies, there can be no assurance that the Company will be able to comply with changes in foreign standards in the future. The inability of the Company to design products to comply with foreign standards could have a material adverse effect on the Company. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States.


ACQUISITIONS

     The Company from time to time may acquire technologies, product lines or businesses that are complementary to those of the Company. Although the Company believes that integration of acquired technologies, product lines and businesses will result in long-term growth and profitability, there can be no assurance that the Company will be able to successfully negotiate, finance or integrate such acquired technologies, product lines or businesses. Furthermore, the integration of an acquired company or business may cause a diversion of management time and resources. There can be no assurance that a given acquisition, if consummated, would not materially adversely affect the Company.

DEPENDENCE UPON KEY PERSONNEL

     The Company's success is dependent upon certain key management and technical personnel. There is intense competition for qualified employees among companies in the semiconductor test equipment industry, and the loss of certain of the Company's employees or an inability to attract and motivate highly skilled employees could adversely affect its business.

PROPRIETARY RIGHTS

     The Company's future success depends in part upon its proprietary technology. Although the Company attempts to protect its proprietary technology through a combination of contract provisions, trade secrets, copyrights and patents, it believes that its future success depends more upon its engineering, manufacturing, marketing and service skills. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or the independent development by others of similar technology.

     The use of patents to protect hardware and software has increased in the STE industry. The Company has at times been notified of claims that it may be infringing patents issued to others. Although there are no pending actions against the Company regarding any patents, no assurance can be given that infringement claims by third parties will not have a material adverse effect on the Company's business and results of operations. As to any claims asserted against the Company, the Company may seek or be required to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, the Company could decide to resort to litigation to challenge such claims or a third party could resort to litigation to enforce such claims. Such litigation could be expensive and time consuming and could materially adversely affect the Company's business and results of operations. See "Business -- Proprietary Rights."

DEPENDENCE ON KEY SUPPLIERS

     Most of the components for the Company's products are available from a number of different suppliers; however, certain components are purchased from a single supplier. Although LTX believes that all single-source components are currently available in adequate amounts, there can be no assurance that shortages will not develop in the future. Any disruption or termination of supply of certain single-source components could have an adverse effect on the Company's business and results of operations. See "Business -- Manufacturing and Supply."

VOLATILITY OF STOCK PRICE

     The Company's Common Stock has experienced substantial price volatility, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of, or announcements by, the Company, its competitors or its customers concerning technological innovations, new products or developments concerning patents or proprietary rights. In addition, the stock market has experienced extreme price and volume fluctuations which have particularly affected the market price of many technology companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may have an unfavorable effect on the market price of the Company's Common Stock.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby are estimated to be $55,869,000 ($65,221,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $13.125 per share (the closing price of the Common Stock on September 7, 1995) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares by the Selling Shareholder. See "Principal and Selling Shareholders."



     The net proceeds will be used to finance working capital, to fund capital expenditures and for other general corporate purposes. The Company may apply a portion of the net proceeds to redeem all or a portion of its 7 1/4% Convertible Subordinated Debentures Due 2011. Whether the Company redeems these obligations will depend upon a number of factors, including the market price of the Company's Common Stock and interest rates at the time. The Company also may apply a portion of the proceeds to acquire complementary businesses, assets or technologies. Although there are no current negotiations, agreements or understandings with respect to any such acquisition, the Company desires to be able to respond to opportunities as they arise. In addition, the Company believes that success in its industry requires substantial financial flexibility to fund future growth. Pending such uses, the Company will invest the net proceeds in short-term investment-grade, interest-bearing securities.



                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "LTXX." The following table sets forth for the periods indicated the actual high and low sales prices per share of Common Stock, as reported on the Nasdaq National Market:



                                                                             HIGH     LOW
                                                                             ----     ---
    Fiscal Year Ended July 31, 1993:
      First Quarter........................................................  $ 2 1/16 $1 3/8
      Second Quarter.......................................................    4 1/2   1 3/4
      Third Quarter........................................................    5 7/8   3 1/8
      Fourth Quarter.......................................................    6 1/2   4 5/8
    Fiscal Year Ended July 31, 1994:
      First Quarter........................................................  $ 8 1/4  $4 3/4
      Second Quarter.......................................................    5 5/8   3 1/8
      Third Quarter........................................................    4 1/2   2
      Fourth Quarter.......................................................    3 3/4   2
    Fiscal Year Ended July 31, 1995:
      First Quarter........................................................  $ 4 3/4  $3
      Second Quarter.......................................................    5 11/16  3 1/2
      Third Quarter........................................................    6 7/16  4 7/8
      Fourth Quarter.......................................................   11 5/8   6
    Fiscal Year Ended July 31, 1996:
      First Quarter (through September 7, 1995)............................  $13 1/4  $9 1/2


     See the cover page of this Prospectus for a recent last reported sale price of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on the shares of Common Stock and does not anticipate paying any cash dividends on the shares of Common Stock in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business. Moreover, the Company's credit agreement with a bank contains certain covenants which prohibit the payment of cash dividends by the Company.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at July 31, 1995 and as adjusted to reflect the sale of Common Stock offered hereby and the application of the net proceeds therefrom, assuming a public offering price of $13.125 per share (the closing price of the Common
Stock on September 7, 1995) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company.



                                                                     JULY 31, 1995
                                                            --------------------------------
                                                             ACTUAL              AS ADJUSTED
                                                            --------             -----------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                        AMOUNTS)
                                                                      (UNAUDITED)
    Short-term debt:
      Notes payable.......................................  $  8,457              $   8,457
      Current portion of long-term debt...................       359                    359
                                                            --------               --------
              Total short-term debt.......................  $  8,816              $   8,816
                                                            ========               ========
    Long-term debt:
      Lease purchase obligations..........................  $  1,318              $   1,318
      Subordinated note payable...........................    20,000                 20,000
      7 1/4% Convertible Subordinated Debentures Due
         2011.............................................     7,308                  7,308
                                                            --------               --------
         Total long-term debt.............................    28,626                 28,626
         Less current portion.............................      (359)                  (359)
                                                            --------               --------
              Total.......................................    28,267                 28,267
                                                            --------               --------
    Stockholders' equity:
      Common stock, $0.05 par value: 100,000,000 shares
         authorized; 29,268,826 shares issued and
         outstanding; 33,768,826 shares issued and
         outstanding, as adjusted(1)......................     1,463                  1,688
      Additional paid-in capital..........................   131,425                187,069
      Accumulated deficit.................................   (67,481)               (67,481)
                                                            --------               --------
         Total stockholders' equity.......................    65,407                121,276
                                                            --------               --------
              Total capitalization........................  $ 93,674              $ 149,543
                                                            ========               ========


---------------

(1) Excludes 2,325,127 shares of Common Stock reserved for issuance pursuant to stock options outstanding at July 31, 1995, 2,042,017 shares of Common Stock reserved for issuance pursuant to outstanding warrants and 406,556 shares of Common Stock reserved for issuance upon conversion of the Company's 7 1/4% Convertible Subordinated Debentures Due 2011.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth selected consolidated financial data of the Company for and as of the end of each of the fiscal years in the five-year period ended July 31, 1995. The selected consolidated financial data for and as of the end of each of the four fiscal years in the period ended July 31, 1994 are derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for and as of the end of the fiscal year ended July 31, 1995 are unaudited. These selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial
Statements and the Notes thereto included or incorporated by reference into this Prospectus.


                                                           FISCAL YEAR ENDED JULY 31
                                              ----------------------------------------------------
                                                1991       1992       1993       1994       1995
                                              --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales:
  Product...................................  $187,887   $134,353   $154,392   $145,688   $185,180
  Service...................................    12,474     14,753     18,540     22,638     25,139
                                              --------   --------   --------   --------   --------
          Total net sales...................   200,361    149,106    172,932    168,326    210,319
Cost of sales:
  Product...................................   113,124     96,024    102,005    104,189    122,509
  Service...................................     8,265     10,050     11,521     12,750     14,239
  Provision for excess inventories..........        --         --         --      3,500         --
                                              --------   --------   --------   --------   --------
          Total cost of sales...............   121,389    106,074    113,526    120,439    136,748
                                              --------   --------   --------   --------   --------
Gross profit................................    78,972     43,032     59,406     47,887     73,571
Engineering and product development
  expenses..................................    21,859     21,943     19,744     19,604     19,778
Selling, general and administrative
  expenses..................................    45,948     41,529     42,548     42,308     38,953
Restructuring charges.......................        --      2,800         --     14,376         --
                                              --------   --------   --------   --------   --------
Income (loss) from operations...............    11,165    (23,240)    (2,886)   (28,401)    14,840
Interest expense, net.......................     5,550      3,520      3,979      3,874      3,774
                                              --------   --------   --------   --------   --------
Income (loss) before income taxes and
  minority interest.........................     5,615    (26,760)    (6,865)   (32,275)    11,066
Provision for income taxes..................     1,095         --         --         --        372
                                              --------   --------   --------   --------   --------
Income (loss) before minority interest......     4,520    (26,760)    (6,865)   (32,275)    10,694
Minority interest in net loss of
  subsidiary................................     1,608      2,500      2,556        971         --
                                              --------   --------   --------   --------   --------
Net income (loss)...........................  $  6,128   $(24,260)  $ (4,309)  $(31,304)  $ 10,694
                                              ========   ========   ========   ========   ========
Net income (loss) per share.................  $   0.36   $  (1.22)  $  (0.20)  $  (1.23)  $   0.36
Weighted average shares.....................    21,963     19,888     21,089     25,485     29,787

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.............................  $ 73,578   $ 49,019   $ 55,624   $ 48,853   $ 62,182
Total assets................................   144,829    118,284    138,257    130,636    145,917
Short-term debt.............................     4,044      9,430     10,047      7,307      8,816
Long-term debt..............................    25,956     26,056     21,003     41,399     28,267
Stockholders' equity........................    76,793     53,084     66,476     40,593     65,407

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     LTX designs, manufactures and markets automatic test equipment for the semiconductor industry. The Company sells and supports its products worldwide to both manufacturers and users of semiconductor components. LTX has been selling equipment to test linear/mixed signal ICs since 1977 and digital ICs since 1985. The Company's business is largely dependent upon the capital expenditures of semiconductor manufacturers. The semiconductor industry is highly cyclical and has historically experienced recurring periods of oversupply, which often have had a severely detrimental effect on such industry's demand for test equipment. As a result of these and other factors, the Company incurred losses in fiscal years 1992, 1993 and 1994.


     The Company has recently taken certain steps to attempt to mitigate the effect on its business of the cyclicality of the semiconductor industry. In February 1994, the Company initiated a major restructuring program, including a reorganization of senior management. This restructuring program lowered the Company's break-even level of sales and aligned management responsibilities and objectives along the Company's product lines. The Company consolidated operations in Massachusetts and California, implemented a workforce reduction of approximately 100 employees and eliminated several levels of management. Largely as a result of these actions, quarterly operating expense levels were reduced $2.1 million in the second half of fiscal 1994. In addition, product reliability and product cost reduction programs were initiated to improve the Company's gross margins.

     In fiscal 1995, the Company began delivering its Delta Series digital test systems and its Synchro ProductionPAC mixed signal test system. The Delta 50 and Delta/ST systems were developed to meet the test requirements of newer high volume, lower cost devices such as microcontrollers. The Synchro Production PAC systems are lower cost, focused configurations aimed at the production requirements of a variety of new mixed signal devices. In July 1994, the Company strengthened its relationship with Ando Electric Company Ltd. ("Ando"), a Japanese STE manufacturer and majority-owned subsidiary of Nippon Electric Corporation, Ltd. (NEC). The Company received $20.0 million from Ando under a term loan agreement that extends through July 2001. In fiscal 1993, the Company entered into a development, manufacturing and marketing agreement with Ando relating to the Delta 50.


     Since the second quarter of fiscal 1994, the Company's operating results have improved significantly. The Company returned to profitability in the first quarter of fiscal 1995 and had net income of $10.7 million in fiscal 1995. The Company has substantially increased its backlog position, while increasing quarterly sales from $38.1 million in the second quarter of fiscal 1994 to $59.9 million in the fourth quarter of fiscal 1995. With the higher level of backlog, the Company has been able to manufacture and deliver its test systems more evenly within a quarter. Largely as a result of this, the Company generated $19.5 million in net cash flow from operations in fiscal 1995.


RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the items included in the Consolidated Statement of Operations as percentages of total net sales.


                                                                       PERCENTAGE OF NET SALES
                                                                      -------------------------
                                                                         YEAR ENDED JULY 31
                                                                      -------------------------
                                                                      1993      1994      1995
                                                                      -----     -----     -----
Net sales:
  Product...........................................................   89.3%     86.6%     88.0%
  Service...........................................................   10.7      13.4      12.0
                                                                      ------    ------    ------
        Total net sales.............................................  100.0     100.0     100.0
Cost of sales:
  Product...........................................................   59.0      61.9      58.2
  Service...........................................................    6.6       7.6       6.8
  Provisions for excess inventories.................................     --       2.1        --
                                                                      ------    ------    ------
        Total cost of sales.........................................   65.6      71.6      65.0
                                                                      ------    ------    ------
Gross profit........................................................   34.4      28.4      35.0
Engineering and product development expenses........................   11.5      11.6       9.4
Selling, general and administrative expenses........................   24.6      25.1      18.5
Restructuring charges...............................................     --       8.6        --
                                                                      ------    ------    ------
Income (loss) from operations.......................................   (1.7)    (16.9)      7.1
Interest expense, net...............................................    2.3       2.3       1.8
                                                                      ------    ------    ------
Income (loss) before income taxes and minority interest.............   (4.0)    (19.2)      5.3
Provision for income taxes..........................................     --        --       0.2
                                                                      ------    ------    ------
Income (loss) before minority interest..............................   (4.0)    (19.2)      5.1
Minority interest in net loss of subsidiary.........................    1.5       0.6        --
                                                                      ------    ------    ------
Net income (loss)...................................................   (2.5)%   (18.6)%     5.1%
                                                                      ======    ======    ======



  Fiscal 1995 Compared to Fiscal 1994

     Strong semiconductor industry conditions during fiscal 1995 resulted in a significant increase in demand for the Company's test systems. Orders for the Company's products and services were $236.9 million in fiscal 1995 as compared to $197.9 million in fiscal 1994, an increase of approximately 20%. In the fourth quarter of fiscal 1995, the Company achieved a record order level of $83.7 million. Orders for the Company's linear and mixed signal test systems remained at a high level in fiscal 1995, increasing 11% over fiscal 1994, while orders for the Company's digital products increased 41% year-to-year. As a result, the Company's backlog of unfilled orders for products and services was $98.4 million at July 31, 1995 as compared to $71.8 million at July 31, 1994.


     Net sales were $210.3 million in fiscal 1995 as compared to $168.3 million in fiscal 1994, an increase of approximately 25%. Sales of the Company's linear and mixed signal test systems were about 40% higher in fiscal 1995 as compared to fiscal 1994. Sales of the Company's digital test systems in fiscal 1995 were slightly higher than fiscal 1994. In the fourth quarter of fiscal 1995, sales of the Company's digital test systems were almost 50% higher than the fourth quarter of fiscal 1994. Service revenues were $25.1 million in fiscal 1995 as compared to $22.7 million in fiscal 1994.


     The gross profit margin was 35.0% of net sales in fiscal 1995 as compared to 28.4% in fiscal 1994. The improvement in the gross profit margin was largely a result of proportionately lower fixed manufacturing costs on the higher level of shipments and higher average selling prices. In fiscal 1994, the gross profit margin was reduced by 2.1% as a result of a $3.5 million provision for excess inventories.


     Engineering and product development expenses were $19.8 million, or 9.4% of net sales, in fiscal 1995, as compared to $19.6 million, or 11.6% of net sales, in fiscal 1994. Engineering and product development expenses have remained approximately equal year-to-year reflecting the Company's continuing development efforts, particularly for its Delta Series and Synchro product lines.

     Selling, general and administrative expenses were $39.0 million, or 18.5% of net sales, in fiscal 1995, as compared to $42.3 million, or 25.1% of net sales, in fiscal 1994. The decrease in selling, general and administrative expenses of $3.4 million was largely a result of the Company's cost reduction and restructuring measures initiated in fiscal 1994, which included a workforce reduction and consolidation of facilities.


     Net interest expense was $3.8 million in fiscal 1995 as compared to $3.9 million in fiscal 1994. In July 1995, the Company's 13 1/2% Convertible Subordinated Debentures Due 2011 were converted into 2,241,000 shares of Common Stock, reducing interest expense in the fourth quarter of fiscal 1995. In addition, lower average bank borrowings reduced interest expense in fiscal 1995 as compared to fiscal 1994. This reduction in interest expense was largely offset by an increase in interest due to a long-term loan the Company received in July 1994.


     The tax provision of $0.4 million in fiscal 1995 reflected certain state and foreign tax provisions. The Company is in a net operating loss carryforward position in most tax jurisdictions. There was no tax provision in fiscal 1994 due to the net operating loss for the year.


     The Company's Japanese subsidiary's results of operations were break-even in fiscal 1995. In fiscal 1994, the minority partner's share of the Company's Japanese subsidiary's net loss was $1.0 million.


     The Company had net income of $10.7 million, or $0.36 per share, in fiscal 1995, as compared to a net loss of $31.3 million, or $1.23 per share, in fiscal 1994. The net loss in fiscal 1994 included a restructuring charge of $14.4 million and a provision for excess inventories of $3.5 million. The Company's operating results improved sequentially during fiscal 1995, beginning with net income of $0.8 million in the first quarter and ending with net income of $5.1 million in the fourth quarter. The quarterly improvement in the Company's results reflected the increasing level of sales, higher gross profit margin and reduction of operating expenses as a percentage of net sales.


  Fiscal 1994 Compared to Fiscal 1993


     Net sales were $168.3 million in fiscal 1994 as compared to $172.9 million in fiscal 1993, a decrease of approximately 3%. Sales of the Company's linear and mixed signal products increased by over 30% in fiscal 1994 as compared to fiscal 1993, and service revenues increased by over 20% year-to-year. However, this improvement was offset by a reduction of over 30% in sales of the Company's digital product line in fiscal 1994 as compared to fiscal 1993. The decline in shipments of the Company's digital product line was due to lower demand from customers, particularly in North America, for testing microprocessors and other personal computer-related devices.


     The gross profit margin was 28.4% of net sales in fiscal 1994 as compared to 34.4% in fiscal 1993. In the second quarter of fiscal 1994, the Company recorded a $3.5 million provision for excess inventories primarily as a result of lower than anticipated shipment levels in the first half of fiscal 1994. This provision lowered the gross profit margin by 2.1% of net sales in fiscal 1994. In fiscal 1993, the gross profit margin was increased by 2.6% as a result of a $6.5 million payment made by Ando under the terms of a development contract that was included in product sales. There was no similar contract revenue in fiscal 1994. The gross profit margin in fiscal 1994 was also adversely affected by proportionately higher fixed manufacturing costs on lower digital product sales and by lower average selling prices for the Company's digital products.

     Engineering and product development expenses were $19.6 million, or 11.6% of net sales, in fiscal 1994 as compared to $19.7 million, or 11.5% of net sales, in fiscal 1993. Engineering expenses in both fiscal 1994 and fiscal 1993 included significant development costs for the Company's new generation of digital products, the Delta Series, as well as enhancements to the mixed signal product line.

     In March 1994, the Company announced a major restructuring program. The restructuring consisted of a consolidation of facilities, primarily involving the Company's leased facilities in Westwood, Massachusetts, and a workforce reduction of approximately 100 employees. As a result of those decisions, the Company took a $14.4 million restructuring charge to its second quarter results of operations. The restructuring charge largely related to the Company's plan to eliminate excess leased facilities and included amounts for severance payments and outplacement benefits for terminated employees. Largely as a result of the restructuring, engineering and product development expenses and selling, general and administrative expenses, combined, were $2.1 million lower in the fourth quarter of fiscal 1994 as compared to the second quarter of fiscal 1994.

     Selling, general and administrative expenses were $42.3 million, or 25.1% of net sales, in fiscal 1994 as compared to $42.5 million, or 24.6% of net sales, in fiscal 1993. The decrease of $0.2 million was due to a translation loss of $1.5 million in fiscal 1993, which was partially offset by personnel additions and higher costs for sales activities in the first half of fiscal 1994.

     Net interest expense was $3.9 million in fiscal 1994 as compared to $4.0 million in fiscal 1993. A decrease in interest expense in fiscal 1994 as a result of the conversion of the Company's 10 1/2% Convertible Subordinated Debentures Due 2010 into Common Stock in July 1993 was largely offset by an increase in interest expense on higher average bank borrowings in fiscal 1994.

     The Company's Japanese subsidiary had a net loss in fiscal 1994 and fiscal 1993. The minority interest in net loss of subsidiary represents the minority partner's share of the Company's Japanese subsidiary's loss in both years. The net loss in fiscal 1994 was reduced substantially from the prior fiscal year primarily as a result of an increase in sales and gross margin in fiscal 1994 over fiscal 1993.

     There was no tax provision in fiscal 1994 or fiscal 1993 due to the net loss in both years.


     The Company had a net loss of $31.3 million in fiscal 1994 as compared to a net loss of $4.3 million in fiscal 1993. The Company reported a net loss of $1.6 million in the first quarter of fiscal 1994 and a net loss of $24.0 million in the second quarter of fiscal 1994, including the restructuring charge of $14.4 million and a provision for excess inventories of $3.5 million. The Company reduced its net loss to $4.3 million in the third quarter of fiscal 1994 and to $1.4 million in the fourth quarter of fiscal 1994 as a result of a combination of lower operating expenses from the restructuring effort initiated in March

1994 and an increase in the Company's shipment level and gross profit margin.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth certain unaudited quarterly financial information for each of the Company's last eight fiscal quarters, including such amounts expressed as a percentage of total net sales. The Company believes that this information includes all necessary adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information when read in conjunction with the consolidated financial statements included or incorporated elsewhere herein. The operating results for any quarter are not necessarily indicative of results of any future period. Generally, orders are lower in the first quarter of the Company's fiscal year than in other quarters of that fiscal year as a result of buying patterns in the semiconductor industry, although the Company's net sales in a particular fiscal quarter are a function of both orders and backlog.


                                             FISCAL 1994                                           FISCAL 1995
                           ------------------------------------------------      ------------------------------------------------
                           OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,      OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                              1993          1994         1994        1994           1994          1995         1995        1995
                           -----------   -----------   ---------   --------      -----------   -----------   ---------   --------
                                                                   (UNAUDITED)
OPERATING DATA:
Net sales:
  Products................   $42,466       $ 32,911     $34,164     $36,147        $40,828       $43,864      $47,318     $53,170
  Service.................     4,698          5,208       6,052       6,680          5,962         6,153        6,253       6,771
                             -------       --------     -------     -------        -------       -------      -------     -------
       Total net sales....    47,164         38,119      40,216      42,827         46,790        50,017       53,571      59,941
Cost of sales:
  Products................    29,275         23,982      25,485      25,447         27,409        28,883       31,451      34,766
  Service.................     2,944          3,182       3,237       3,387          3,520         3,665        3,429       3,625
  Provision for excess
    inventories...........        --          3,500          --          --             --            --           --          --
                             -------       --------     -------     -------        -------       -------      -------     -------
       Total cost of
         sales............    32,219         30,664      28,722      28,834         30,929        32,548       34,880      38,391
                             -------       --------     -------     -------        -------       -------      -------     -------
Gross profit..............    14,945          7,455      11,494      13,993         15,861        17,469       18,691      21,550
Engineering and products
  development expenses....     5,041          5,092       4,794       4,677          4,722         4,715        5,077       5,264
Selling, general and
  administrative
  expenses................    10,658         11,512      10,353       9,785          9,102         9,619        9,544      10,688
Restructuring charges.....        --         14,376          --          --             --            --           --          --
                             -------       --------     -------     -------        -------       -------      -------     -------
Income (loss) from
  operations..............      (754)       (23,525)     (3,653)       (469)         2,037         3,135        4,070       5,598
Interest expense, net.....       851            900         994       1,129          1,251         1,123        1,055         345
                             -------       --------     -------     -------        -------       -------      -------     -------
Income (loss) before
  income taxes and
  minority interest.......    (1,605)       (24,425)     (4,647)     (1,598)           786         2,012        3,015       5,253
Provision for income
  taxes...................        --             --          --          --             --            95          104         173
                             -------       --------     -------     -------        -------       -------      -------     -------
Income (loss) before
  minority interest.......    (1,605)       (24,425)     (4,647)     (1,598)           786         1,917        2,911       5,080
Minority interest in net
  loss of subsidiary......        --            420         316         235             --            --           --          --
                             -------       --------     -------     -------        -------       -------      -------     -------
Net income (loss).........   $(1,605)      $(24,005)    $(4,331)    $(1,363)       $   786       $ 1,917      $ 2,911     $ 5,080
                             =======       ========     =======     =======        =======       =======      =======     =======
Net income (loss) per
  share...................   $ (0.06)      $  (0.96)    $ (0.17)    $ (0.05)       $  0.03       $  0.07      $  0.10     $  0.16
Net sales:
  Products................      90.0%          86.3%       85.0%       84.4%          87.3%         87.7%        88.3%       88.7%
  Service.................      10.0           13.7        15.0        15.6           12.7          12.3         11.7        11.3
                             -------       --------     -------     -------        -------       -------      -------     -------
       Total net sales....     100.0          100.0       100.0       100.0          100.0         100.0        100.0       100.0
Cost of sales:
  Products................      62.1           62.9        63.4        59.4           58.6          57.8         58.7        58.0
  Service.................       6.2            8.3         8.0         7.9            7.5           7.3          6.4         6.0
  Provision for excess
    inventories...........        --            9.2          --          --             --            --           --          --
                             -------       --------     -------     -------        -------       -------      -------     -------
       Total cost of
         sales............      68.3           80.4        71.4        67.3           66.1          65.1         65.1        64.0
                             -------       --------     -------     -------        -------       -------      -------     -------
Gross profit..............      31.7           19.6        28.6        32.7           33.9          34.9         34.9        36.0
Engineering and products
  development expenses....      10.7           13.4        11.9        10.9           10.1           9.4          9.5         8.8
Selling, general and
  administrative
  expenses................      22.6           30.2        25.8        22.9           19.4          19.2         17.8        17.9
Restructuring charges.....        --           37.7          --          --             --            --           --          --
                             -------       --------     -------     -------        -------       -------      -------     -------
Income (loss) from
  operations..............      (1.6)         (61.7)       (9.1)       (1.1)           4.4           6.3          7.6         9.3
Interest expense, net.....       1.8            2.4         2.5         2.6            2.7           2.3          2.0         0.5
                             -------       --------     -------     -------        -------       -------      -------     -------
Income (loss) before
  income taxes and
  minority interest.......      (3.4)         (64.1)      (11.6)       (3.7)           1.7           4.0          5.6         8.8
Provision for income
  taxes...................        --             --          --          --             --           0.2          0.2         0.3
                             -------       --------     -------     -------        -------       -------      -------     -------
Income (loss) before
  minority interest.......      (3.4)         (64.1)      (11.6)       (3.7)           1.7           3.8          5.4         8.5
Minority interest in net
  loss of subsidiary......        --            1.1         0.8         0.5             --            --           --          --
                             -------       --------     -------     -------        -------       -------      -------     -------
Net income (loss).........      (3.4)%        (63.0)%     (10.8)%      (3.2)%          1.7%          3.8%         5.4%        8.5%
                             =======       ========     =======     =======        =======       =======      =======     =======

LIQUIDITY AND CAPITAL RESOURCES


     Cash and equivalents were $29.2 million at July 31, 1995 as compared to $17.2 million at July 31, 1994. The increase in cash and equivalents of $12.0 million was a result of $19.5 million of net cash provided by operating activities, $10.2 million of net cash used for property and equipment expenditures, $2.3 million of net cash provided by financing activities and $0.4 million of net cash provided by the effect of exchange rate changes.



     The positive net cash flow from operating activities was primarily a result of the net income for the fiscal year, before non-cash depreciation charges. Although sales in the fourth quarter of fiscal 1995 were approximately 40% higher than the fourth quarter of the prior year, accounts receivable were $0.5 million lower year-to-year. The decrease in accounts receivable reflected the Company's ability to ship more evenly within a fiscal quarter and achieve a higher level of collections on those shipments within the fiscal quarter. Inventories increased $4.4 million during fiscal 1995 to meet the higher sales levels and to allow for more even shipments during the year. The increase in accounts payable of $6.0 million during fiscal 1995 relates to the higher level of inventory purchases during the period. At July 31, 1995, the Company had received $3.3 million in advance payments from customers for systems to be delivered in fiscal 1996. At July 31, 1995, the Company had a restructuring reserve of $6.1 million remaining to cover the estimated future cash flows relating primarily to excess leased facilities. Cash outflows during fiscal 1995 were $4.8 million for excess leased facilities and $0.8 million for severance payments. At July 31, 1995, the Company had working capital of $62.2 million and a ratio of current assets to current liabilities of 2.2 to 1.0.



     Additions to property and equipment were $10.2 million during fiscal 1995 and were slightly higher than depreciation charges of $9.7 million. Equipment additions during fiscal 1995 were primarily for use in product development and customer support activities. The Company anticipates that expenditures for property and equipment in fiscal 1996 will be approximately $14.0 million.



     The Company's Japanese subsidiary had bank borrowings of $8.5 million at July 31, 1995 as compared to $6.9 million at July 31, 1994. The Company had no borrowings outstanding under its domestic bank line at July 31, 1995 or July 31, 1994.



     In July 1995, the Company's 13 1/2% Convertible Subordinated Debentures Due 2011 were converted into 2,241,000 shares of Common Stock. The outstanding principal amount of $15.7 million of Debentures was converted at the conversion price of $7.00 per share. As a result, long-term debt was reduced by $13.1 million for the book value of the Debentures and stockholders' equity was increased by $12.1 million.



     Management believes that the Company has sufficient cash resources to meet at least its fiscal 1996 needs. These resources include existing cash balances, borrowing availability under domestic and Japanese bank lines and future cash flows from operations, together with the proceeds from the sale of Common Stock offered by the Company hereby.

                                    BUSINESS


     LTX designs, manufactures and markets automatic test equipment for the semiconductor industry that is used to test digital, linear and mixed signal (a combination of digital and linear) ICs and discrete semiconductor components. The Company currently offers three lines of test systems: digital test systems, which test digital ICs, including microprocessors and microcontrollers; linear/mixed signal test systems, which test a wide range of linear and mixed signal ICs; and discrete component test systems, which test small signal and high power semiconductor components. The Company also sells service and applications support for its test systems. The semiconductors tested by the Company's systems are widely used in the computer, communications, automotive and consumer electronics industries. The Company markets its products worldwide to both manufacturers and users of digital, linear and mixed signal ICs and discrete semiconductor components.


INDUSTRY BACKGROUND

     All semiconductor manufacturers use STE in the design and manufacture of ICs. During design, STE is used for design verification, characterization, qualification and failure analysis of ICs. During manufacture, STE is used during wafer probing to select usable ICs and after packaging to classify ICs by performance characteristics and to assure conformance with quality standards. Typically, all ICs are tested two or more times during the manufacturing process. In addition, certain large electronic equipment manufacturers employ STE for incoming inspection and for further classification of ICs.

     Demand for STE is driven by overall business expansion in the semiconductor industry and advances in semiconductor technology. When demand for semiconductors increases, semiconductor manufacturers will often purchase STE to meet their growing capacity requirements. Advances in semiconductor technology have allowed for increasingly complex semiconductor devices with improved performance, lower cost and greater reliability than earlier generations of devices. As a result, the use of semiconductors has proliferated across many industries, particularly in applications for the computer, communications, automotive and consumer electronics industries. In turn, semiconductor manufacturers are demanding STE that is faster, more versatile, more accurate, more productive and easier to program and maintain.


     According to industry sources, worldwide sales of STE totaled approximately $2.3 billion in 1994. Sales of STE for testing of digital, linear and mixed signal ICs and discrete components, which are the markets in which the Company participates, accounted for approximately $1.5 billion of this total. STE for testing of memory ICs accounted for the balance. Worldwide semiconductor shipments increased by approximately 29% and 32% in 1993 and 1994, respectively, and by approximately 45% in the first six months of 1995 over the comparable 1994 period. Worldwide shipments of STE increased by approximately 37% in 1994.


     Prices of STE systems generally increase as their capabilities increase. The acquisition of STE represents a significant investment on the part of the Company's customers, who typically consider both the capital and long term operating costs of the test system in the acquisition process. Factors that can vary from one test system to another, and thereby affect the total cost of testing, include:

     Speed. A test system that offers faster test times or that is able to test more than one device at a time is able to test a greater number of devices over its product life, thus increasing the system's efficiency and reducing the customer's cost of testing.

     Accuracy. Superior accuracy improves the yield of the semiconductor production process because it reduces the number of good devices that are improperly rejected and permits the selection of a higher number of premium devices.

     Efficiency. Greater efficiency in test program preparation, loading and debugging leads to faster time to market for newly-designed semiconductors.

     Software. Test system operating software which is easier to use and more powerful reduces the amount of engineering resources needed to develop test programs and operate test systems.

     Reliability. A test system that operates with minimal downtime allows the customer's production and engineering work to proceed without frequent intervention and provides more cost-effective operation.

     System Architecture. Test system architecture that is modular extends the product life of a test system because the system can be adapted to meet the customer's new requirements while largely retaining compatibility with existing test programs.

     Customer Support. Customer specific applications programs, worldwide service and customer training contribute to the efficient use of STE and minimize the customer's cost of testing.

COMPANY STRATEGY

     LTX's objective is to be the leading supplier of STE in the markets in which it participates. The key elements of the Company's strategy are as follows:

  Focus on Leading-Edge Devices

     The Company's test systems are designed to meet the design and production test requirements of leading-edge digital, linear and mixed signal ICs and discrete components. Testing of these devices requires high performance test systems. The Company believes that only STE manufacturers with sophisticated technological ability are able to compete effectively in this sector of the STE market. Moreover, the Company believes that by focusing on testing advanced devices, it is able to gain valuable insight into future market opportunities.

  Develop Adaptable Test Systems

     The Company designs its test systems so that they may be adapted and improved to meet its customers' future needs. This philosophy is reflected in the modular architecture of many of the Company's products, which permits both capacity additions and upgrading of performance as the Company develops new modular options and associated software. When possible, the Company also seeks to enable its customers to bridge different generations of the Company's products. For example, the Company's enVision software has been designed to operate on its new Delta Series products, as well as on its Master Series products.

  Provide Application Specific Solutions

     The Company is committed to providing complete test solutions to its customers by having a substantial group of engineers strategically located at customer support centers throughout the world. By actively participating in the application of its test systems, the Company is able to learn more about requirements for new devices and to improve the design of future test systems. LTX also believes that its participation in the application of its test systems enables its customers to get devices to market more rapidly and builds stronger ties with these customers.

  Leverage Worldwide Presence

     The semiconductor business is a worldwide industry, with well-established manufacturers in the United States, Europe and the Far East. The Company has nine offices in the United States, and in Europe maintains sales and support offices in the United Kingdom, France, Italy and Germany. In recent years, an increasing portion of semiconductor test and assembly operations has been conducted in the Pacific Rim by manufacturers based in the United States and Europe, as well as by local manufacturers. LTX has established sales and support offices in Korea, Taiwan and Singapore to focus on the specific needs of the markets within the Pacific Rim. In addition, through a majority-owned subsidiary, the Company provides sales and support services at three locations in Japan. The Company believes that this network of sales and support centers improves its ability to sell and support its products to the world's major semiconductor manufacturers.

  Execute Strategic Alliances in Japan

     The Japanese semiconductor industry represents the second largest market in the world for STE. In Japan, the Company encounters significant competition from local STE manufacturers. In fiscal 1990, the Company strengthened its resources and presence in Japan by forming a joint venture with Sumitomo Metal Industries, Ltd. ("SMI") through which the Company currently sells and services its products in Japan. In addition, in fiscal 1993, the Company entered into a development, manufacturing and marketing agreement with Ando, a Japanese STE manufacturer and majority owned subsidiary of NEC, relating to the Delta 50, a new digital test system that the Company introduced in fiscal 1994. The Company believes that its alliance with Ando will better enable it to penetrate the Japanese digital production STE market. Moreover, since the Delta 50 is compatible with other Delta Series machines, the Company believes that sales of Delta 50 test systems to key Japanese semiconductor manufacturers will increase the Company's opportunities to sell other Delta Series test systems to these same manufacturers. In fiscal 1995, the Company entered into a development, manufacturing and marketing agreement with Asia Electronics, Inc. ("Asia"), a Japanese STE manufacturer which is 50% owned by Toshiba Corporation ("Toshiba"), relating to a new discrete component test system for testing integrated power modules that the Company plans to introduce in 1996. The Company believes that its alliance with Asia will increase LTX's penetration of the market for discrete component test systems in Japan.

  Emphasize Quality and Reliability

     The Company's People Driven Quality (PDQ) Program is designed to continually improve all of its processes and increase the satisfaction of its customers. The Company believes that this program will lead to: more efficient and timely performance in engineering projects; improvement in manufacturing costs through the reduction of defective products and manufacturing cycle time; better on-time delivery performance; and greater reliability of its test systems.

PRODUCTS AND MARKETS

     Product Overview

     The Company offers products in three broad product categories:

     - Systems that are used to test linear and mixed signal devices, which include the Synchro Series and Ninety;

     - Systems that are used to test digital devices, which include the Delta Series and Master Series, and enVision test development software; and

     - Discrete component test systems, marketed as the iPTest product line.


     Since its inception, the Company has shipped over $1.8 billion of products, including approximately $1.2 billion of linear/mixed signal test systems and approximately $600 million of digital test systems. In fiscal 1995, sales of linear/mixed signal test systems, digital test systems and discrete component test systems represented approximately 57%, 28% and 3%, respectively, of total net sales of the Company with service revenues representing 12%.


     The Company's test systems are used by semiconductor manufacturers for design verification, characterization, qualification and failure analysis of ICs. In addition, certain large electronic equipment manufacturers use the Company's test systems for incoming inspection and for further classification of ICs. All of the Company's test systems are comprised of multiple computer-controlled instruments which send signals to a device under test and measure the responses of that device to classify the device by performance characteristics and to ensure conformance with quality standards. The Company's test system instrumentation is controlled by operating system software which is developed by the Company. The Company also develops and sells test programs for specific devices and offers software packages for use by semiconductor manufacturers for test simulation in engineering design and test program generation, data collection and statistical analysis in manufacturing.

     Linear and Mixed Signal ICs

     Linear ICs are used in almost every electronic application. Physical occurrences, such as sound, images, temperature, pressure, speed, acceleration, position and rotation, consist of continuously varying information. Linear ICs are used to amplify, filter and shape this information. Mixed signal ICs convert the signals from linear ICs into digital signals that can be processed by a computer. Mixed signal devices also convert processed digital information into a linear form to control physical phenomena or to improve sound and images.

     Linear and mixed signal ICs are widely used in automobiles, appliances, personal computers, telephones, personal communication products and home entertainment products such as video cassette recorders, cameras, compact disc players and video games. The complexity and density of these ICs have increased rapidly over the past several years, as the demand for portable, battery-operated products has required IC manufacturers to integrate more functions on each chip and reduce size and power consumption. These technological advances have resulted in increased demand for higher performance linear/mixed signal test systems.


     Listed in the following table are certain customers for the Company's linear/mixed signal test systems by market segment.
--------------------------------------------------------------------------------

            DEVICE APPLICATIONS                                  CUSTOMERS
--------------------------------------------------------------------------------------------
  Automotive                                    General Motors, Motorola,
                                                National Semiconductor
--------------------------------------------------------------------------------------------
  Consumer                                      Motorola, National Semiconductor, Siemens,
                                                Sony, SGS Thomson
--------------------------------------------------------------------------------------------
  Datacommunications                            Austria Mikro Systeme ("AMS"),
                                                Newbridge Networks, Rockwell
--------------------------------------------------------------------------------------------
  Disk drives                                   National Semiconductor, Philips, Silicon
                                                Systems, SGS Thomson
--------------------------------------------------------------------------------------------
  Industrial                                    Cardiac Pacemakers, Maxim,
                                                National Semiconductor, Sony
--------------------------------------------------------------------------------------------
  Telecommunications                            AMS, AT&T, Philips, SGS Thomson
--------------------------------------------------------------------------------------------
  Wireless communications                       AMS, AT&T, Motorola, National Semiconductor
--------------------------------------------------------------------------------------------

     Digital ICs


     Digital ICs include microprocessors, microcontrollers, programmable DSPs (digital signal processing), microperipherals and logic/ASIC (application specific IC) devices. These ICs are used for computing, controlling and calculating functions, and are at the heart of most electronic products. The most well known of these devices is the microprocessor, which is the enabler of personal computer technology. Microcontrollers, however, are much more broadly used in automobiles, appliances, home entertainment products and many other electronic products which utilize electronic control functions. According to industry statistics, fewer than 200 million microprocessors were manufactured worldwide during 1994, while more than 2.5 billion microcontrollers were manufactured that year. The unit growth alone from 1993 to 1994 in microcontrollers shipped was approximately double the total production for microprocessors in 1994. Microprocessors can cost hundreds or even thousands of dollars, while microcontrollers typically cost tens of dollars. However, testing of microcontrollers can be as complex as microprocessors and requires high performance test systems.

     The following table sets forth types of devices tested by certain customers of the Company's digital test systems.
--------------------------------------------------------------------------------

            DEVICE APPLICATIONS                                  CUSTOMERS
--------------------------------------------------------------------------------------------
  ASICs                                         National Semiconductor, Silicon Systems,
                                                Symbios Logic, Western Digital
--------------------------------------------------------------------------------------------
  Logic                                         ASAT, Gould/AMI, Harris, Lucky Goldstar,
                                                Silicon Systems
--------------------------------------------------------------------------------------------
  Microcontrollers                              Microchip Technology, National Semiconductor
--------------------------------------------------------------------------------------------
  Microprocessors                               Motorola, NEC, Symbios Logic
--------------------------------------------------------------------------------------------
  PC chip sets                                  ACER, ASE Test, Samsung,
                                                Taiwan Semiconductor (TSMC)
--------------------------------------------------------------------------------------------

LINEAR/MIXED SIGNAL PRODUCTS

     LTX offers two product lines for testing linear/mixed signal ICs, the Syncho Series and Ninety, introduced in 1990 and 1986, respectively.

Synchro Series

     The Synchro is the latest generation of the Company's linear/mixed signal test systems. Synchro test systems are designed for high throughput testing of linear devices and for testing mixed signal devices that require high digital pattern rates and high digital pin counts along with analog signal generation and measurement requirements. The Synchro features DSP(digital signal processor) - per-pin architecture which allows for concurrent control of both linear and digital resources at each pin of the IC under test. This design permits the generation of test signals and measurements on many device pins at the same time, producing faster test times on high pin count ICs. The Synchro systems are modular in design which enables customers to add new options to their systems in the future. This allows customers to increase the capability of their Synchro system to meet their new test requirements. Since its introduction, the Company has significantly upgraded the performance and capabilities of the Synchro through the introduction of new hardware and software.

     The Synchro Series includes the Synchro II, Synchro Plus and Synchro ProductionPAC test systems:

     Synchro II. The configuration of the Synchro II test system is flexible. This permits LTX customers to choose from a wide array of options to meet the test requirements of a broad range of linear/mixed signal devices.

     Synchro Plus. The Synchro Plus test system is configured with SuperSpeed Data Pins which can test mixed signal devices at data rates of up to 400 MHz. The Synchro Plus system addresses the test requirements of new, high speed devices used in applications such as disk drives for personal computers and advanced ATM(Asynchronous Transfer Mode) interface boards used to support the development of the information superhighway.


     Synchro ProductionPAC. The Synchro ProductionPAC test systems are lower cost, smaller footprint, specifically focused configurations that address the production requirements of high volume, low cost mixed signal devices. The RFPAC system is configured to test devices used in the rapidly expanding wireless communications market. The PowerPAC addresses "smart" power devices that are being increasingly used in automobiles and consumer electronics. The TelePAC addresses commodity ICs used in telecommunications. The ConverterPAC is focused on devices used in multimedia applications.


     All Synchro Series test systems are fully compatible in hardware, software and specification. Current prices range from approximately $400,000 for a Synchro ProductionPAC system to approximately $2,000,000 for a high pin count Synchro Plus system.

     Ninety

     The Ninety system is an improved version of the LTX77, the Company's first linear/mixed signal test system introduced in 1977. Although the Synchro has largely superseded the Ninety, the Company continues to manufacture the Ninety, primarily for customers who are already using the Ninety or LTX77 systems and desire to expand capacity. Many of the Ninety or LTX77 systems the Company has previously sold are currently still in use. In the past, the Company has upgraded the performance and capabilities of the Ninety system through the introduction of new hardware and software. As with the Synchro, a wide array of options are available. The current prices for a Ninety system range from approximately $200,000 to approximately $700,000, depending on the system configuration.

     Software Tools

     The Company offers software for test program generation and debugging in manufacturing, called Device Tool, with its Synchro test systems. The Company also offers data collection and statistical analysis software, called dataVision. This software is test system independent and provides customers with solutions for integrated yield management in manufacturing and engineering device characterization. Device Tool typically sells for approximately $25,000 and dataVision typically sells for approximately $100,000.

DIGITAL PRODUCTS

     LTX offers two product lines for testing digital ICs, the Delta Series and Master Series, which are marketed under the Trillium name. The Delta Series and Master Series product lines are based on a resource-per-pin architecture which allows for a complete set of the test system's key features (timing generators, waveform formatting and pattern memory) for each pin channel of the test system. The Company believes that this architecture provides for faster, simpler characterization and engineering debugging of new ICs, better system timing accuracy, and simplified interfacing with computer-aided design systems. The Company's enVision test development software is sold with both the Delta Series and Master Series product lines.

Delta Series

     The Company's new line of digital test systems, the Delta Series, includes the Delta 50, Delta/ST and the Delta 100. Introduced in 1994, the Delta 50 was designed to meet the production test requirements of newer high volume, lower cost devices such as microcontrollers. The Delta 50 has a compact design and is capable of testing 512 pins at data rates of up to 50 MHz or 256 pins at data rates of up to 100 MHz. The Delta/ST, introduced in 1995, incorporates Synchro mixed signal technology with Delta Series digital technology to address the test requirements of a new generation of devices with high performance analog signal interfaces to complex digital functions. These new devices are enabling the development of powerful, yet low cost consumer electronic products in areas such as multimedia and portable communications. The Delta 100, also introduced in 1994, was designed to test high performance microprocessors and the ICs that make up the chip sets that are used with them. The Delta 100 can test up to 512 pins at data rates of up to 100 MHz with timing accuracy of 150 pico seconds. The Delta 50, Delta/ST, and Delta 100 operate with the Company's enVision software providing customers with compatibility among these systems. The current prices for the Delta Series test systems range from approximately $500,000 for a low pin count Delta 50 to approximately $4,000,000 for a high pin count Delta 100.


     In fiscal 1993, the Company entered into a development, manufacturing and marketing agreement with Ando, a Japanese STE manufacturer and majority owned subsidiary of NEC, relating to the Delta 50. The Company has developed the Delta 50 in conjunction with Ando and has granted Ando exclusive rights to manufacture the Delta 50 in Japan. The Company has retained exclusive rights to manufacture the Delta 50 outside of Japan. Ando has the exclusive right to sell the Delta 50 in Japan and the Company has exclusive marketing rights for the rest of the world, with certain exceptions in each case. In connection with this agreement, the Company has received a payment of $6.5 million from Ando and will receive royalty payments on sales of the Delta 50 by Ando. In July 1994, the Company amended its development agreement with Ando to allow for further development enhancements to the Delta 50.

Master Series

     The Master Series product line includes the Deltamaster and Micromaster test systems, which are enhanced versions of the Company's original digital test system. The Deltamaster, introduced in 1990, is a high-performance system with the capability of testing up to 256 pins at data rates of up to 80 MHz. The Micromaster, introduced in 1987, is a lower-priced system that can test up to 256 pins at data rates of up to 40 MHz. The Micromaster is device interface and software compatible with the Deltamaster. Although the Delta Series product line is expected to eventually replace the Master Series, the Company will continue to sell the Master Series test systems, primarily to customers who are already using these systems and desire to expand capacity. The current prices for the Master Series range from approximately $400,000 for a low pin count Micromaster to approximately $2,000,000 for a high pin count Deltamaster.

enVision

     In fiscal 1993, the Company completed the development of its new object-oriented enVision programming software for use on all its digital test systems. In earlier generation software languages, programming commands made direct reference to the hardware of the test system, which required the user to have a detailed knowledge of the system's hardware. In contrast, this detailed knowledge is not required when using enVision, thereby allowing the programmer to focus attention on refining the test program for the specific IC under test. Thus, the Company has designed enVision to be more device oriented than tester oriented. enVision permits a user to test multiple devices at the same time, significantly improving the throughput of the Company's digital test systems. enVision is an integral feature of the Delta Series product line and can be purchased by customers of the Master Series product line. The current price for enVision is approximately $15,000 per workstation.

DISCRETE PRODUCTS

     The Company's iPTest systems are used to test discrete semiconductor components, such as diodes, small signal transistors and power transistors, as well as arrays of these components. These discrete components are used in every area of electronics. For example, diodes are used in consumer, industrial and automotive applications; small signal transistors are used in consumer electronics, such as hearing aids and portable radios; and power transistors are used in audio amplifiers, radios and televisions. iPTest systems are also capable of accurately measuring the characteristics of transient voltage suppression components, which are widely used to protect personal computers and telecommunications products from harmful voltage spikes or surges.

     The Company expects that arrays of discrete components, such as multi-device modules, will replace transistors in electric motor control and will permit a wider use of semiconductors in extremely high power applications, such as air conditioners, domestic appliances, electric locomotives and automobiles. These arrays of discrete components are mostly constructed from high power transistors of IGBT (insulated gate bipolar transistor) technology. In 1995, the Company introduced new options to its iPTest systems for high volume production testing of these discrete power components. The Company believes that these newer components may become the most significant market for discrete component test systems. In 1995, the Company entered into a development, manufacturing and marketing agreement with Asia, a Japanese STE manufacturer which is 50% owned by Toshiba, relating to a new discrete component test system.

     Prices of iPTest systems currently range from approximately $100,000 to approximately $700,000, depending on the system configuration and testing specifications.

SERVICE

     The Company considers service to be an important aspect of its business. The Company's worldwide service organization is capable of performing installations and all necessary maintenance of test systems sold by the Company, including routine servicing of components manufactured by third parties. The Company includes a one-year parts and three-month labor warranty on test systems or options designed and manufactured by the Company, and a three-month labor warranty on components that have been purchased from other manufacturers and incorporated into the Company's test systems. The Company also provides training on the maintenance and operation of test systems sold to its customers.


     The Company offers a wide range of service contracts which gives its customers flexibility to select the maintenance program best suited to their needs. Customers may purchase service contracts which extend maintenance beyond the initial warranty provided by the Company with the sale of its test systems. Many customers enter into annual or multiple-year service contracts over the life of the equipment. The pricing of contracts is based upon the level of service provided to the customer and the time period of the service contract. As the installed base of LTX test systems has grown, service revenues have been increasing on an annual basis. The Company believes that service revenues should be less affected by the cyclicality of the semiconductor industry than sales of test equipment. The Company maintains 22 service centers around the world.


SALES AND DISTRIBUTION

     The Company sells its products primarily through its worldwide sales organization. In Japan, the Company sells, services and supports its products through its joint venture with SMI, except that Ando has the right to manufacture and sell the Delta 50 to certain customers in Japan and to sell the Delta 100 to these customers. The Company will share with its SMI joint venture specified portions of the royalties to be paid by Ando on any sales by it of the Delta 50 and of the revenues received on the Delta 100. In the future, Asia will be selling the Company's iPTest systems to certain customers in Japan. The Company uses a small number of independent sales representatives in certain other regions of the world.

CUSTOMERS


     The Company's customers include many of the world's leading semiconductor manufacturers. The Company's major customers in fiscal 1995 included:



ASAT                                    Motorola
AT&T                                    National Semiconductor
Austria Mikro Systeme                   Philips
Hitachi                                 SGS Thomson
Intel                                   Sony



     Sales to these major customers accounted for approximately 63% of net sales in fiscal 1995. Sales to Philips accounted for approximately 17% of net sales in fiscal 1995. No single customer accounted for 10% or more of net sales in fiscal 1994. Sales to Intel accounted for approximately 16% of net sales in fiscal 1993. See "Risk Factors -- Customer Concentration."


GEOGRAPHIC SALES

     The following table sets forth the Company's net sales by geographic area as a percentage of total net sales for each of the Company's last three fiscal years:


                                                                         % OF TOTAL NET SALES
                                                                     ----------------------------
                                                                     FISCAL     FISCAL     FISCAL
                                                                      1993       1994       1995
                                                                     ------     ------     ------
North America......................................................    52.7%      38.8%      33.7%
Europe.............................................................    12.0       14.5       15.8
Japan..............................................................     5.5       12.5       10.2
Rest of world (principally Pacific Rim)............................    29.8       34.2       40.3
                                                                      -----      -----      -----
          Total....................................................   100.0%     100.0%     100.0%
                                                                      =====      =====      =====


     Sales to customers outside the United States are subject to risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and United States export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas as well as general economic conditions. For information about the Company's foreign operations and export sales, see "Risk

Factors -- International Business" and Note 10 of Notes to the Company's Consolidated Financial Statements.

ENGINEERING AND PRODUCT DEVELOPMENT


     The STE market is characterized by rapid technological change and new product introductions, as well as advancing industry standards. The Company's ability to remain competitive in the digital, linear and mixed signal IC and discrete component markets will depend upon its ability to successfully enhance existing test systems and develop new generations of test systems and to introduce these new products on a timely and cost-effective basis. Accordingly, the Company devotes a significant portion of its personnel and financial resources to engineering and product development programs and seeks to maintain close relationships with its customers in order to be responsive to their product needs. The Company's expenditures for engineering and product development were $19.7 million, $19.6 million and $19.8 million during fiscal 1993, 1994 and 1995, respectively. See "Risk Factors -- Importance of New Product Introductions."


     The Company's engineering strategy is to develop its test systems in an evolutionary manner so that they may be progressively upgraded. This approach preserves its customers' substantial investments in test programs, and, in general, maintains market acceptance for the Company's test systems. In order to implement this strategy, the Company works closely with its customers to define new product features and to identify emerging applications for its products.

MANUFACTURING AND SUPPLY

     LTX's principal manufacturing operations consist of component parts assembly, final assembly and testing at its manufacturing facilities in Westwood, Massachusetts and San Jose, California. Over the past year, the Company has significantly increased its outsourcing of certain subassemblies to contract manufacturers. The Company uses standard components and prefabricated parts manufactured to the Company's specifications. Most of the components for the Company's products are available from a number of different suppliers; however, certain components are purchased from a single supplier. Although LTX believes that all single-source components currently are available in adequate amounts, there can be no assurance that shortages will not develop in the future. Any disruption or termination of supply of certain single-source components could have an adverse effect on the Company's business and results of operations. See "Risk Factors -- Dependence on Key Suppliers."

COMPETITION

     The STE industry is highly competitive, with many other domestic and foreign companies participating in the markets for each of the Company's products. The Company's major competitors in the market for digital test systems are Schlumberger Limited, Teradyne, Inc. and Credence Systems Corporation, except in Japan where the Company's major competitor is Advantest Corporation (an affiliate of Fujitsu Limited). The Company's principal competitor for linear/mixed signal test systems is Teradyne, Inc., except in Japan where the Company's major competitor is Yokogawa Electric Works. The Company's principal competitor for discrete component test systems is Tesec, Ltd. Most of the Company's major competitors are also suppliers of other types of automatic test equipment and have significantly greater financial and other resources than the Company.

     The Company principally competes on the basis of performance, cost of test, reliability, customer service, applications support, price and ability to deliver its products on a timely basis. Although the Company believes that it competes favorably with respect to each of these factors, new product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. In addition, increased competitive pressure could lead to intensified price-based competition, resulting in lower prices and adversely affecting the Company's business and results of operations. See "Risk Factors -- Highly Competitive Industry."

BACKLOG


     At July 31, 1995, the Company's backlog of unfilled orders for all products and services was approximately $98.4 million, compared with approximately $71.8 million at July 31, 1994. While backlog is calculated on the basis of firm orders, no assurance can be given that customers will purchase the equipment subject to such orders. As a result, the Company's backlog at a particular date is not necessarily indicative of actual sales for any succeeding period.


PROPRIETARY RIGHTS

     The development of the Company's products is largely based on proprietary information. The Company relies upon a combination of contract provisions, copyright, trademark and trade secret laws to protect its proprietary rights in products. It also has a policy of seeking patents on technology considered of particular strategic importance. Although the Company believes that the copyrights, trademarks and patents it owns are of value, the Company believes that they will not determine the Company's success, which depends principally upon its engineering, manufacturing, marketing and service skills. However, the Company intends to protect its rights when, in its view, these rights are infringed upon.

     The Company licenses some software programs from third party developers and incorporates them in the Company's products. Generally, such agreements grant to the Company non-exclusive licenses with respect to the subject program and terminate only upon a material breach by the Company. The Company believes that such licenses are generally available on commercial terms from a number of licensors.

     The use of patents to protect hardware and software has increased in the STE industry. The Company has at times been notified of claims that it may be infringing patents issued to others. Although there are no pending actions against the Company regarding any patents, no assurance can be given that infringement claims by third parties will not have a material adverse effect on the Company's business and results of operations. As to any claims asserted against the Company, the Company may seek or be required to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, the Company could decide to resort to litigation to challenge such claims or a third party could resort to litigation to enforce such claims. Such litigation could be expensive and time consuming and could materially adversely affect the Company's business and results of operations. See "Risk
Factors -- Proprietary Rights".

EMPLOYEES


     At July 31, 1995, the Company had a total of 922 employees, including 238 in engineering and product development, 174 in service and customer support, 323 in manufacturing and 187 in sales, marketing and administration. Many of the Company's employees are highly skilled, and the Company believes its future success will depend in large part on its ability to attract and retain such employees. None of the Company's employees are represented by a labor union, and the Company has experienced no work stoppages. The Company believes that its employee relations are excellent.


FACILITIES

     All of the Company's facilities are leased. The Company maintains its headquarters in Westwood, Massachusetts, where corporate administration, sales and customer support and manufacturing and engineering for its linear/mixed signal products are located. In May 1995, the Company subleased a 208,000 square foot facility at this location for a ten year term. The Company's lease of this facility expires in 2010. The Company is currently consolidating its operations into an adjacent 167,000 square foot facility. The lease of that facility expires in 2007. Manufacturing and engineering for the Company's digital products are located in a 70,000 square foot facility in San Jose, California. The lease of this facility expires in 1999. The Company also leases seven sales and customer support offices at various locations in the United States totaling approximately 40,000 square feet.

     The Company's European headquarters is located in Woking, United Kingdom. The Company also maintains sales and support offices in facilities at four other locations in Europe. The manufacturing and engineering facilities for the Company's iPTest systems are located in Guildford, United Kingdom. The Company also maintains sales and support offices in six locations in the Far East. Office space leased in Europe and the Far East totals approximately 100,000 square feet.

     The headquarters of LTX Co., Ltd., the Company's joint venture with SMI, is located in Kawasaki, Japan. The joint venture also leases additional offices in four other locations in Japan. Office space leased in Japan totals approximately 15,000 square feet.

     The Company believes that its existing facilities are adequate to meet its current and foreseeable future requirements.

                                   MANAGEMENT

     The executive officers and Directors of the Company are as follows:

                       NAME                          AGE                    POSITION
                       ----                          ---                    --------
Roger W. Blethen...................................  44      President and Director
Martin S. Francis..................................  49      President and Director
John J. Arcari.....................................  49      Chief Financial Officer and Treasurer
Kenneth E. Daub....................................  59      Senior Vice President
Graham C.C. Miller.................................  64      Chairman of the Board
Jacques Bouyer.....................................  67      Director
Fred J. Butler.....................................  66      Director
Roger J. Maggs.....................................  49      Director
Robert E. Moore....................................  57      Director
Samuel Rubinovitz..................................  65      Director

     Executive officers are chosen by and serve at the discretion of the Board of Directors of the Company. Directors of the Company are elected at the annual stockholders' meeting for staggered three-year terms and serve until their successors are duly elected and qualified.

     Roger W. Blethen was elected a President of the Company in February 1994. Mr. Blethen has been a Director since 1980 and had been a Senior Vice President of the Company from 1985 until February 1994. Mr. Blethen was a founder of LTX and has served in a number of senior management positions with the Company since its formation in 1976.

     Martin S. Francis was elected a President of the Company in February 1994. Mr. Francis has been a Director since 1991 and had been a Senior Vice President of the Company from 1991 until 1994. Prior to 1991, Mr. Francis had held senior management positions in the Company's European and Japanese operations from the time that he joined LTX in 1982.

     John J. Arcari has been Chief Financial Officer and Treasurer of the Company since 1987. He had been Controller of LTX since joining the Company in 1981. Prior to joining LTX, Mr. Arcari spent ten years with the public accounting firm of Price Waterhouse as a certified public accountant.

     Kenneth E. Daub was appointed a Senior Vice President of the Company in 1991 and is responsible for North American and Pacific Rim sales. From the time he joined the Company in 1987 until 1991, Mr. Daub served as Vice President responsible for North American Sales. Prior to joining the Company in 1987, Mr. Daub held various senior positions with Schlumberger Limited.

     Graham C. C. Miller has been the Chairman of the Board of the Company since its formation in 1976. Mr. Miller was a founder of the Company and was President of the Company from 1976 until February 1994. Mr. Miller is also a director of Newbridge Networks Corporation.

     Jacques Bouyer was elected a Director of the Company in 1991. Mr. Bouyer has been a management consultant since 1990. Mr. Bouyer was Chairman of the Board and Chief Executive Officer of Philips Composants S.A., an electronics company which is a wholly-owned subsidiary of Philips Electronics N.V. from 1986 until his retirement from that company in 1990. He is also a director of Richardson Electronics, Ltd.

     Fred J. Butler was elected a Director of the Company in 1993. Mr. Butler was Vice President Finance of Thinking Machines Corporation, a manufacturer of supercomputers, from 1988 until his retirement in 1994. From 1980 until 1988 Mr. Butler was Senior Vice President Finance and Treasurer of Compugraphic Corporation, a supplier of phototypesetting equipment.

     Roger J. Maggs was elected a Director of the Company in 1994. Mr. Maggs is currently President of Celtic House Investment Partners, a private investment firm. Mr. Maggs was a Vice President of Alcan Aluminium Limited from 1986 until June 1994.

     Robert E. Moore has been a Director of the Company since 1989. Mr. Moore is currently President and Chairman of the Board of Reliable Power Meters, Inc., a company founded by him in 1992 which manufacturers and sells power measurement instruments. He also was a founder of Basic Measuring Instruments, Inc., which manufactures and sells power measurement instruments, and served as a director of that company from 1982 until 1990 and as a Senior Vice President responsible for marketing and sales from 1985 until 1990.

     Samuel Rubinovitz was elected a Director of the Company in September 1994. He was Executive Vice President of EG&G, Inc., responsible for the aerospace, optoelectronics and instrument product groups from 1989 until his retirement in 1994. He is a director of EG&G, Inc., Richardson Electronics, Ltd., KLA Instruments Inc. and Kronos Inc.



                       PRINCIPAL AND SELLING SHAREHOLDERS



     The following table sets forth as of July 31, 1995 and as adjusted to reflect the sale of shares offered hereby, certain information regarding beneficial ownership of the Company's Common Stock by: (i) each person known by the Company to own beneficially 5% or more of the Company's outstanding shares of Common Stock; (ii) each Director of the Company; (iii) all Directors and executive officers of the Company as a group; and (iv) the Selling Shareholder listed below.



                                                    SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                      OWNED PRIOR TO                           OWNED AFTER
                                                      OFFERING(1)(2)                        OFFERING(1)(2)(3)
                                                    -------------------     NUMBER OF      -------------------
     DIRECTORS AND FIVE PERCENT STOCKHOLDERS         NUMBER     PERCENT   SHARES OFFERED    NUMBER     PERCENT
--------------------------------------------------  ---------   -------   --------------   ---------   -------
State of Wisconsin Investment Board(4)............  2,575,000     8.8%             --      2,575,000    7.6%
Gruber & McBaine Capital Mgmt.(5).................  2,278,800     7.9              --      2,278,800     6.7
Ando Electric Co., Ltd.(6)........................  2,000,000     6.8              --      2,000,000     5.9
Graham C.C. Miller................................    809,180     2.8              --        809,180     2.4
Roger W. Blethen..................................    132,150       *              --        132,150       *
Martin S. Francis.................................    110,932       *              --        110,932       *
Jacques Bouyer....................................     15,000       *              --         15,000       *
Fred J. Butler....................................     10,334       *              --         10,334       *
Roger J. Maggs....................................      4,000       *              --          4,000       *
Robert E. Moore...................................      3,000       *              --          3,000       *
Samuel Rubinovitz.................................      6,668       *              --          6,668       *
All Directors and executive officers as a group
  (10) persons....................................  1,203,132     4.1              --      1,203,132     3.6



               SELLING SHAREHOLDER
--------------------------------------------------
2985314 Canada Inc.(7)............................    727,273     2.5         500,000        227,273       *


---------------

  * Represents beneficial ownership of less than one percent of the outstanding Common Stock.



(1) Except as otherwise indicated in the footnotes to this table, the listed beneficial owner has sole voting and investment power with respect to such shares.



(2) Includes shares purchasable within 60 days after July 31, 1995 pursuant to the exercise of options covering 200,600 shares for Mr. Miller, 55,305 shares for Mr. Blethen, 86,400 shares for Mr. Francis, 9,000 shares for Mr. Bouyer, 1,000 shares for Mr. Moore, 4,000 shares for Mr. Maggs, 6,668 shares for Mr. Rubinovitz, and 467,623 shares for all Directors and executive officers as a group.



(3) Assumes the Underwriters do not exercise their option to purchase up to 750,000 additional shares of Common Stock from the Company to cover over-allotments.



(4) Based on a Schedule 13G filed in February 1995 by the State of Wisconsin Investment Board.



(5) Based on a Schedule 13D filed in April 1995 by Gruber & McBaine Capital Management, Inc. and various related parties as a group; these shares represent the aggregate holdings of members of this group.



(6) All shares purchasable within 60 days after July 31, 1995 pursuant to the exercise of a warrant.



(7) The Selling Shareholder is a corporation controlled by Terence H. Matthews, Chairman of the Board of Directors and Chief Executive Officer of Newbridge Networks Corporation, a manufacturer of digital networking products. Mr. Miller is also a director of Newbridge Networks Corporation.

                          DESCRIPTION OF COMMON STOCK

     The Company's By-laws provide that holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are not entitled to cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by this Prospectus will be, validly issued, fully paid and non-assessable. Under the Company's By-laws, a special meeting of stockholders may be called by stockholders only if called by one or more stockholders who hold at least 40% in interest of the Company's capital stock entitled to vote at such meeting.

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

     The Company furnishes to its stockholders annual reports containing financial statements that have been examined and reported upon, with an opinion expressed, by its independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

RIGHTS AGREEMENT

     The Board of Directors of the Company adopted a Rights Agreement, dated as of May 11, 1989, between the Company and The First National Bank of Boston, as rights agent (the "Rights Agreement") and in connection therewith issued one common share purchase right for each share of Common Stock then or thereafter outstanding. The rights will become exercisable (the "Stock Acquisition Date") only if a person or group acquires 20% or more of the Company's Common Stock or announces a tender offer that would result in ownership of 30% or more of the Common Stock. Initially, each right will entitle a stockholder to buy one share of Common Stock of the Company at a purchase price of $30.00 per share, subject to adjustment depending upon the occurrence thereafter of certain events. Generally, in the event that a person or group becomes the beneficial owner of 20% or more of the Company's outstanding Common Stock (a "Flip-In Event"), each right, other than rights owned by the acquirer, will thereafter entitle the holder to receive, upon exercise of the right, Common Stock having a value equal to two times the exercise price of the right. In the event that, at any time after the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or more than 50% of the Company's assets or earning power is sold or transferred (a "Flip-Over Event"), each right, other than rights owned by the acquirer, will thereafter entitle the holder to receive, upon the exercise of the right, common stock of the acquirer having a value equal to two times the exercise price of the right.

     Before any person or group has acquired 20% or more of the Common Stock of the Company, the rights are redeemable by the Company at $0.01 per right. The rights will expire on May 11, 1999, unless redeemed by the Company prior to that date.

CLASSIFIED BOARD

     The Company's Board of Directors is divided into three classes, with two classes consisting of three directors and one class consisting of two directors. Each class serves three years, with the terms of office of the respective classes expiring in successive years.

MASSACHUSETTS LAW

     Under Chapter 110F of the Massachusetts General Laws, a Massachusetts corporation with more than 200 stockholders may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% (or, for persons eligible to use SEC Schedule 13G, 15%) or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, stock or asset sale, and certain other specified transactions resulting in a financial benefit to the interested stockholder.

CERTAIN EFFECTS

     The above described provisions of the Company's By-laws, the Rights Agreement, the classified board and Massachusetts law may discourage potential takeover attempts. The Company's Rights Agreement, in particular, may discourage a future acquisition of the Company not approved by the Board of Directors in which stockholders might otherwise receive a higher value for their shares or which a substantial number and perhaps even a majority of the Company's stockholders believes to be in the best interests of all stockholders. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These provisions could have an adverse effect on the market price of the Common Stock.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below, for whom Lehman Brothers Inc. and Needham &
Company, Inc. are acting as Representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below:


                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
                                   -----------                                  ---------
    Lehman Brothers Inc. .....................................................
    Needham & Company, Inc. ..................................................
                                                                                ---------
              Total...........................................................  5,000,000
                                                                                =========


     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.


     The Company and the Selling Shareholder have been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a concession to certain other dealers (who may
include the Underwriters) not in excess of $          per share. After the
initial offering to the public, the offering price and other selling terms may be changed by the Representatives.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 750,000 shares of Common Stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter as shown in the above table bears to the total shown.


     In the Underwriting Agreement, the Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     The Company, the Selling Shareholder, the Directors and executive officers of the Company, and Ando have agreed that, without the prior consent of Lehman Brothers Inc., they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 90 days following the date of this Prospectus, subject to certain limited exceptions. Consent to earlier sale of such shares may be granted by Lehman Brothers Inc. at its discretion.


     In connection with this offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon for the Company by Pamela A. Keating, General Counsel of the Company. Ms. Keating owns or has the right to acquire pursuant to stock options 13,625 shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, Boston, Massachusetts.

                                    EXPERTS


     The financial statements of the Company as of July 31, 1994 and 1993 and for each of the years in the three-year period ended July 31, 1994 included or incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., at prescribed rates. The Common Stock is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     A Registration Statement on Form S-3 relating to the Common Stock offered hereby has been filed by the Company with the Commission. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal offices in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1994, the Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1994, January 31, 1995 and April 30, 1995, the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on November 24, 1982, as amended by the Company's Form 8-A/A filed with the Commission on September 30, 1993, and the description of the Company's Common Stock Purchase Rights (the "Rights") contained in the Company's Registration Statement on Form 8-A filed with the Commission on May 17, 1989, as amended by the Company's Form 8-A/A filed with the Commission on September 30,

1993, are incorporated herein by reference. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request from such person, a copy of any and all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents not specifically incorporated by reference. Written or telephone requests for such documents should be directed to LTX Corporation, LTX Park at University Avenue, Westwood, Massachusetts 02090 (Telephone (617) 461-1000),
Attention: John J. Arcari, Chief Financial Officer.

                                LTX CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants..............................................  F-2
Consolidated Statement of Operations..................................................  F-3
Consolidated Balance Sheet............................................................  F-4
Consolidated Statement of Stockholders' Equity........................................  F-5
Consolidated Statement of Cash Flows..................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7


     The following financial statements consist of the audited consolidated financial statements for the fiscal years ended July 31, 1992, 1993 and 1994 and the unaudited consolidated financial statements for the fiscal year ended July 31, 1995. The Notes to the Consolidated Financial Statements relate solely to the audited financial statements for the fiscal years ended July 31, 1992, 1993 and 1994.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of LTX Corporation:


     We have audited the accompanying consolidated balance sheets of LTX Corporation and subsidiaries as of July 31, 1993 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LTX Corporation and subsidiaries as of July 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1994, in conformity with generally accepted accounting principles.



                                                            ARTHUR ANDERSEN LLP



Boston, Massachusetts
September 13, 1994
  (Except with respect
  to the matter discussed
  in Note 4, as to which the
  date is October 6, 1994)

                                 LTX CORPORATION

                       CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                YEAR ENDED JULY 31
                                                --------------------------------------------------
                                                                                          1995
                                                  1992         1993         1994       -----------
                                                --------     --------     --------     (UNAUDITED)
Net sales:
     Product.................................   $134,353     $154,392     $145,688       $185,180
     Service.................................     14,753       18,540       22,638         25,139
                                                --------     --------     --------       --------
          Total net sales....................    149,106      172,932      168,326        210,319
Cost of sales:
     Product.................................     96,024      102,005      104,189        122,509
     Service.................................     10,050       11,521       12,750         14,239
     Provision for excess inventories........      --           --           3,500         --
                                                --------     --------     --------       --------
          Total cost of sales................    106,074      113,526      120,439        136,748
                                                --------     --------     --------       --------
          Gross profit.......................     43,032       59,406       47,887         73,571
Engineering and product development
  expenses...................................     21,943       19,744       19,604         19,778
Selling, general and administrative
  expenses...................................     41,529       41,080       42,308         38,953
Restructuring charges........................      2,800        --          14,376         --
Translation losses...........................      --           1,468        --            --
                                                --------     --------     --------       --------
          Income (loss) from operations......    (23,240)      (2,886)     (28,401)        14,840
Other income (expense):
     Interest expense........................     (3,968)      (4,277)      (4,286)        (4,254)
     Interest income.........................        448          298          412            480
                                                --------     --------     --------       --------
          Income (loss) before income taxes
            and minority interest............    (26,760)      (6,865)     (32,275)        11,066
Provision for income taxes...................      --           --           --               372
                                                --------     --------     --------       --------
          Income (loss) before minority
            interest.........................    (26,760)      (6,865)     (32,275)        10,694
Minority interest in net loss of
  subsidiary.................................      2,500        2,556          971         --
                                                --------     --------     --------       --------
          Net income (loss)..................   $(24,260)    $ (4,309)    $(31,304)      $ 10,694
                                                ========     ========     ========       ========
Net income (loss) per share:
     Primary.................................   $  (1.22)    $  (0.20)    $  (1.23)      $   0.37
     Fully diluted...........................   $  (1.22)    $  (0.20)    $  (1.23)      $   0.36
Weighted average shares:
     Primary.................................     19,888       21,089       25,485         28,805
     Fully diluted...........................     19,888       21,089       25,485         29,787


  The accompanying notes are an integral part of these consolidated financial statements.

                                LTX CORPORATION

                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                           JULY 31
                                                            -------------------------------------
                                                              1993         1994          1995
                                                            --------     --------     -----------
                                                                                      (UNAUDITED)
                                     ASSETS
Current assets:
     Cash and equivalents................................   $ 21,725     $ 17,226       $ 29,183
     Accounts receivable, less allowances of $700, $700
       and $700..........................................     34,953       33,323         32,785
     Inventories.........................................     45,180       42,672         47,101
     Other current assets................................      4,116        3,848          4,929
                                                            --------     --------       --------
               Total current assets......................    105,974       97,069        113,998
                                                            --------     --------       --------
     Property and equipment, net.........................     28,258       28,946         28,407
     Other assets........................................      4,025        4,621          3,512
                                                            --------     --------       --------
                                                            $138,257     $130,636       $145,917
                                                            ========     ========       ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Notes payable.......................................   $  9,933     $  6,870       $  8,457
     Current portion of long-term liabilities............        114          437            359
     Accounts payable....................................     26,924       15,545         21,744
     Accrued compensation................................      2,579        2,512          3,155
     Unearned service revenues and customer advances.....      4,671        3,867          7,157
     Restructuring charges...............................      --          11,710          6,087
     Other accrued expenses..............................      6,129        7,275          4,857
                                                            --------     --------       --------
               Total current liabilities.................     50,350       48,216         51,816
                                                            --------     --------       --------
Long-term liabilities, less current portion..............      1,060       21,204         20,959
Convertible subordinated debentures......................     19,943       20,195          7,308
Deferred compensation....................................        428          428            427
Stockholders' equity:
     Common stock, $0.05 par value:
          100,000,000 shares authorized; 24,716,370
          shares,
          26,223,942 shares and 29,268,826 issued and
          outstanding....................................      1,236        1,311          1,463
     Additional paid-in capital..........................    112,111      117,457        131,425
     Accumulated deficit.................................    (46,871)     (78,175)       (67,481)
                                                            --------     --------       --------
               Total stockholders' equity................     66,476       40,593         65,407
                                                            --------     --------       --------
                                                            $138,257     $130,636       $145,917
                                                            ========     ========       ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                LTX CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                            COMMON STOCK         ADDITIONAL                 TOTAL
                                        --------------------     PAID-IN      ACCUMULATED  STOCKHOLDERS'
                                         SHARES       AMOUNT     CAPITAL      DEFICIT      EQUITY
                                        ---------     ------     --------     --------     -------
BALANCE, JULY 31, 1991...............   19,790,671    $  989     $ 94,106     $(18,302)   $ 76,793
Exercise of stock options............       54,274         3           83                       86
Issuance of shares under employees'
  stock purchase plan................      249,828        13          452                      465
Net loss.............................                                          (24,260)    (24,260)
                                        ----------    ------     --------     --------    --------
BALANCE, JULY 31, 1992...............   20,094,773     1,005       94,641      (42,562)     53,084
Sale of common stock.................    2,458,000       123        9,709                    9,832
Exercise of stock options............      408,695        20          845                      865
Issuance of shares under employees'
  stock purchase plan................      254,902        13          616                      629
Conversion of 10 1/2% Convertible
  Subordinated Debenture Due 2010....    1,500,000        75        6,300                    6,375
Net loss.............................                                           (4,309)     (4,309)
                                        ----------    ------     --------     --------    --------
BALANCE, JULY 31, 1993...............   24,716,370     1,236      112,111      (46,871)     66,476
Sale of common stock.................      971,515        48        3,959                    4,007
Exercise of stock options............      255,285        13          538                      551
Issuance of shares under employees'
  stock purchase plan................      280,772        14          849                      863
Net loss.............................                                          (31,304)    (31,304)
                                        ----------    ------     --------     --------    --------
BALANCE, JULY 31, 1994...............   26,223,942     1,311      117,457      (78,175)     40,593
(unaudited)
Conversion of 13 1/2% Convertible
  Subordinated Debentures Due 2011...    2,240,581       112       11,943                   12,055
Exercise of stock options............      504,595        25          965                      990
Issuance of shares under employees'
  stock purchase plan................      299,708        15        1,060                    1,075
Net income...........................                                           10,694      10,694
                                        ----------    ------     --------     --------    --------
BALANCE, JULY 31, 1995...............   29,268,826    $1,463     $131,425     $(67,481)   $ 65,407
                                        ==========    ======     ========     ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                LTX CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                    YEAR ENDED JULY 31
                                                        -------------------------------------------
                                                          1992      1993       1994        1995
                                                        --------   -------   --------   -----------
                                                                                        (UNAUDITED)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Net income (loss)...................................  $(24,260)  $(4,309)  $(31,304)   $ 10,694
     Add (deduct) non-cash items:
       Minority interest in subsidiary................    (2,500)   (2,556)      (971)         --
       Depreciation and amortization..................     9,422     9,159      9,158       9,701
       Original issue discount amortization...........       262       262        252         263
       Translation loss...............................        --        --         --         178
  (Increase) decrease in:
       Accounts receivable............................     8,863    (4,946)     1,630         990
       Inventories....................................     2,526    (5,027)     2,508      (4,429)
       Other current assets...........................      (663)      538        268        (980)
       Other assets...................................      (250)     (540)       375         382
  Increase (decrease) in:
       Accounts payable...............................    (7,760)   14,655    (11,379)      6,033
       Accrued expenses, compensation and
          restructuring charges.......................    (1,666)      366     12,789      (6,626)
       Unearned service revenues and customer
          advances....................................     3,604    (2,797)      (804)      3,290
                                                        --------   -------   --------    --------
     Net cash provided by (used in) operating
       activities.....................................   (12,422)    4,805    (17,478)     19,496
                                                        --------   -------   --------    --------
CASH USED IN INVESTING ACTIVITIES:
     Expenditures for property and equipment..........    (7,622)   (7,797)   (12,687)    (10,222)
                                                        --------   -------   --------    --------
     Net cash used in investing activities............    (7,622)   (7,797)   (12,687)    (10,222)
                                                        --------   -------   --------    --------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Proceeds from stock plans:
     Employees' stock purchase plan...................       465       629        863       1,075
     Exercise of stock options........................        86       865        551         990
  Sale of common stock................................        --     9,832      4,007          --
  Increase (decrease) in notes payable................     5,096     1,240     (3,063)      1,187
  Proceeds from sale and leaseback of equipment.......       575     1,142      3,483          --
  Payments of long-term debt..........................      (447)     (705)      (175)       (627)
  Costs of debenture conversion.......................        --        --         --        (367)
  Proceeds from long-term debt........................        --        --     20,000          --
                                                        --------   -------   --------    --------
  Net cash provided by financing activities...........     5,775    13,003     25,666       2,258
                                                        --------   -------   --------    --------
Effect of exchange rate changes on cash...............        --        --         --         425
Net increase (decrease) in cash and equivalents.......   (14,269)   10,011     (4,499)     11,957
Cash and equivalents at beginning of year.............    25,983    11,714     21,725      17,226
                                                        --------   -------   --------    --------
Cash and equivalents at end of year...................  $ 11,714   $21,725   $ 17,226    $ 29,183
                                                        ========   =======   ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest.........................................  $  3,979   $ 4,390   $  4,237    $  4,872
     Income taxes.....................................       162        --         --         364
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING
  ACTIVITIES:
  Conversion of convertible subordinated debentures to
     common stock (See Note 6)........................        --   $ 6,375         --    $ 12,415


  The accompanying notes are an integral part of these consolidated financial statements.

                                LTX CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned domestic subsidiaries and wholly-owned and majority-owned foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     Minority interest in net loss of subsidiary represents the minority shareholder's proportionate share of the results of operations of the Company's majority-owned Japanese subsidiary (see Note 12).

  Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standards No.
52. The Company's functional currency is the U.S. dollar. Accordingly, the Company's foreign subsidiaries translate monetary assets and liabilities at year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for sales, cost of sales and depreciation which are primarily translated at historical rates. Net realized and unrealized gains and losses resulting from foreign currency remeasurement and transaction gains and losses are included in the results of operations.

  Cash Equivalents

     Cash equivalents consist of short-term investments with maturity dates of one month or less and which are readily convertible into cash.

  Inventories

     Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method, and include material, labor and manufacturing overhead.

  Property and Equipment

     Property and equipment is recorded at cost. The Company provides for depreciation and amortization on the straight-line method. Charges are made to operating expenses in amounts which are sufficient to amortize the cost of the assets over their estimated useful lives.

  Revenue Recognition

     Revenue from product sales is recognized at the time of shipment. Service revenues are recognized over the applicable contractual periods or as services are performed. Revenues from engineering contracts are recognized over the contract period on a percentage of completion basis.

  Warranty Costs

     Warranty costs incurred by the Company during the three years ended July 31, 1994 were not significant. Future warranty costs are not expected to be significant, and therefore, the Company has not provided any warranty reserves.

  Engineering and Product Development Costs

     The Company expenses all engineering, research and development costs as incurred. Expenses subject to capitalization in accordance with the Statement of Financial Accounting Standards No. 86, relating to certain software development costs, were insignificant.

                                LTX CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in fiscal 1994. The change in accounting principles was not material to the results of operations for the years ended July 31, 1994, 1993 or 1992.

     Deferred income taxes are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities. Research and development tax credits are recognized for financial reporting purposes to the extent they can be used to reduce the tax provision. The Company has not provided for federal income taxes on the cumulative undistributed earnings of its foreign subsidiaries in the past since it reinvested those earnings. At July 31, 1994, the Company's foreign subsidiaries had accumulated deficits.

  Net Loss per Share

     Net loss per share is based on the weighted average number of shares of common stock outstanding only, as the inclusion of common stock equivalents would be anti-dilutive. Common stock equivalents include shares issuable under stock option plans and warrants to purchase shares. None of the Company's Convertible Subordinated Debentures are common stock equivalents.

2.  INVENTORIES

     Inventories consist of the following:

                                                                   JULY 31
                                                          -------------------------
                                                             1993           1994
                                                          ----------     ----------
          Raw materials.................................  $11,694,000    $12,075,000
          Work-in-process...............................   23,859,000     18,810,000
          Finished goods................................    9,627,000     11,787,000
                                                          -----------    -----------
                                                          $45,180,000    $42,672,000
                                                          ===========    ===========

3.  PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                          JULY 31              DEPRECIABLE
                                                 -------------------------       LIFE IN
                                                    1993           1994           YEARS
                                                 ----------     ----------     ------------
     Machinery and equipment...................  $ 67,060,000    $ 68,365,000        5
     Office furniture and equipment............     7,910,000       3,917,000       3-7
     Leasehold improvements....................     7,486,000       7,297,000    10 or term
                                                                                  of lease
                                                 ------------    ------------
                                                   82,456,000      79,579,000
     Less: accumulated depreciation and
       amortization............................   (54,198,000)    (50,633,000)
                                                 ------------    ------------
                                                 $ 28,258,000    $ 28,946,000
                                                 ============    ============


4.  NOTES PAYABLE

     The Company's Japanese subsidiary had borrowings outstanding of $6,870,000 at July 31, 1994 under demand bank lines of credit of $7,000,000, which are guaranteed by the Company's minority partner in Japan. The Company's Japanese subsidiary also had an unused demand bank line of $2,000,000 at July 31, 1994, which is guaranteed by the Company. At July 31, 1993, the Company's Japanese subsidiary had borrowings outstanding of $9,933,000 under demand bank lines of credit.

     The Company had no borrowings outstanding under a $5,000,000 domestic bank line at July 31, 1994 and July 31, 1993. This line was available to finance certain designated foreign receivables and designated export

                                LTX CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

inventories of the Company and was guaranteed by the Export-Import Bank of the United States. This line was amended in June 1994 and the financial covenants under this line were restructured. On October 6, 1994, this line was replaced with a new $5,000,000 line of credit which matures in December 1995 and which requires no guarantees. The new line bears interest at the bank's prime rate plus 1%. Borrowing availability under the line is on a formula basis and borrowings are secured by accounts receivable and inventories. The line of credit has financial covenants which largely relate to results of operations and a minimum level of liquidity.

5.  LONG-TERM LIABILITIES

     Long-term liabilities consist of the following:

                                                                 JULY 31
                                                      -----------------------------
                                                        1993                1994
                                                      ---------          ----------
          Subordinated note payable
            with interest at 8%...................    $      --          $20,000,000
          Lease purchase obligations at various
            interest rates, net of deferred
            interest..............................     1,174,000           1,641,000
                                                      ----------         -----------
                                                       1,174,000          21,641,000
          Less -- current portion.................      (114,000)           (437,000)
                                                      ----------         -----------
                                                      $1,060,000         $21,204,000
                                                      ==========         ===========


     In July 1994, the Company received $20,000,000 from Ando Electric Co., Ltd. of Japan ("Ando") under a long-term loan agreement which extends through July 2001. The loan bears interest at 8%, which is payable semi-annually beginning in January 1995 and has semi-annual principal payments of $2,000,000 beginning in January 1997. The loan is secured by the Company's inventories and capital equipment and is subordinated in right of payment to senior indebtedness of the Company. In connection with this loan agreement, the Company issued to Ando a warrant to purchase up to 2,000,000 shares of common stock during the term of the loan agreement. (See Note 8). The Company also expanded its existing license and development agreement with Ando to allow for further joint development of the Company's Delta 50 technology. Proceeds from the loan were used to repay domestic bank borrowings and to finance working capital requirements.

6.  CONVERTIBLE SUBORDINATED DEBENTURES

     Convertible subordinated debentures consist of:

                                                                  JULY 31
                                                       -----------------------------
                                                          1993               1994
                                                       ----------         ----------
          13 1/2% Debentures Due 2011................  $12,625,000        $12,887,000
           7 1/4% Debentures Due 2011................    7,318,000          7,308,000
                                                       -----------        -----------
                                                       $19,943,000        $20,195,000
                                                       ===========        ===========


     On July 31, 1990, the Company exchanged $27,532,000 of its original issue of $35,000,000 of 7 1/4% Convertible Subordinated Debentures Due 2011 for $15,693,000 at par value of a new issue of 13 1/2% Convertible Subordinated Debentures Due 2011. The debentures were issued at a value of $11,839,000, the market value of the securities on the date of the exchange. The resulting original issue discount of $3,854,000 is being charged to operations through 2011. The debentures are subordinated in right of payment to senior indebtedness and are convertible by the holders into common stock at $7.00 per share at any time prior to redemption. The debentures are redeemable at the Company's option, in whole or in part, at 100% of the principal amount. Holders of the debentures have the right to require the Company to redeem the debentures if, prior to April 15, 2000, a change in control of the Company occurs. Annual sinking fund payments of $785,000 are required beginning April 15, 1996. Interest is payable semi-annually on April 15 and October 15.

                                LTX CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In April 25, 1986, the Company issued and sold at par $35,000,000 of 7 1/4% Convertible Subordinated Debentures Due 2011. A total of $7,308,000 of the original issue of $35,000,000 of 7 1/4% Convertible Subordinated Debentures remain outstanding on July 31, 1994. The debentures are subordinated in right of payment to senior indebtedness and are convertible by the holders into common stock at $18 per share at any time prior to redemption or maturity. The debentures are redeemable at the Company's option at any time, in whole or in part, at 100% of the principal amount. Annual sinking fund payments of $366,000 are required beginning April 15, 1996. Interest is payable semi-annually on April 15 and October 15.

     On July 30, 1993, Sumitomo Metal Industries, Ltd. of Japan converted its $6,375,000 10 1/2% Convertible Subordinated Debenture Due 2010 into 1,500,000 shares of common stock of the Company. The Company had issued the debenture to Sumitomo Metal Industries, Ltd. in May 1990 (see Note 12).

7.  INCOME TAXES

     At July 31, 1994, the Company had $4,575,000 of federal tax credits available for carryforward, which expire in fiscal years 1998 through 2004. In addition, the Company had a federal net operating loss carryforward available of $29,600,000 which expires in fiscal years 2007 through 2009.

     Reconciliations of the U.S. federal statutory rate to the Company's effective tax rate are as follows:


                                                                   YEAR ENDED JULY 31
                                                              -----------------------------
                                                              1992        1993        1994
                                                              -----       -----       -----
     U.S. federal statutory rate............................  (34.0)%     (34.0)%     (34.0)%
     Losses without current tax benefit.....................   34.0        34.0        34.0
                                                              -----       -----       -----
     Effective tax rate.....................................    0.0%        0.0%        0.0%
                                                              =====       =====       =====

     The temporary differences and carryforwards which created the deferred tax assets and liabilities as of July 31, 1994 and July 31, 1993 are as follows:


                                                                         JULY 31
                                                              -----------------------------
                                                                  1993             1994
                                                              ------------     ------------
    Deferred tax assets:
    Net operating losses....................................  $  2,625,000     $ 10,360,000
    Tax credits.............................................     4,309,000        4,575,000
    Inventory valuation reserves............................     3,418,000        4,426,000
    Restructuring charges...................................             0        4,099,000
    Spares amortization.....................................     2,413,000        2,761,000
    Unearned service revenues...............................     1,332,000          949,000
    Other...................................................       862,000          720,000
                                                              ------------     ------------
      Total deferred tax assets.............................    14,959,000       27,890,000
    Valuation allowance.....................................   (13,302,000)     (26,375,000)
                                                              ------------     ------------
      Net deferred tax assets...............................  $  1,657,000     $  1,515,000
                                                              ============     ============
    Deferred tax liabilities:
    Depreciation............................................  $   (266,000)    $   (243,000)
    Basis difference -- debenture exchange..................      (899,000)        (807,000)
    Other...................................................      (492,000)        (465,000)
                                                              ------------     ------------
      Total deferred tax liabilities........................  $ (1,657,000)    $ (1,515,000)
                                                              ============     ============
      Net deferred taxes recorded...........................  $         --     $         --
                                                              ============     ============


     The valuation allowance relates to uncertainty surrounding the realization of the deferred tax assets as a result of the Company's operating losses.

                                LTX CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  STOCKHOLDERS' EQUITY

  Authorized Shares

     At the Company's Annual Meeting of Stockholders in December 1993, the stockholders approved an increase in the Company's authorized common stock from 50,000,000 shares to 100,000,000 shares.

  Stock Option Plans

     The Company has three stock option plans: the 1990 Incentive Stock Option Plan ("1990 I.S.O. Plan"), the 1984 Stock Option Plan for LTX (Europe) Ltd. ("U.K. Plan") and the 1983 Non-Qualified Stock Option Plan ("Non-Qualified Plan").

     The 1990 I.S.O. Plan and the U.K. Plan provide for the granting of options to employees to purchase shares of common stock at not less than 100% of the fair market value on the date of grant. Options under both plans are exercisable over a three-year vesting period beginning one year from the date of grant. In December 1993, the stockholders of the Company approved an increase to the number of shares of common stock that may be granted under the 1990 I.S.O. Plan, through October 2000, from 1,000,000 shares to 1,500,000 shares. At July 31, 1994, options to purchase 1,119,818 shares had been granted, and 380,182 shares were subject to future grant under the 1990 I.S.O. Plan. At July 31, 1994, options to purchase 108,800 shares had been granted, and 41,200 shares were subject to future grant under the U.K. Plan.

     The Non-Qualified Plan provides for the granting of options to key employees, directors and advisors of the Company to purchase shares of common stock at prices to be determined by the Board of Directors. Compensation expense relating to shares granted under this plan at less than fair market value has been charged to operations over the applicable vesting period. At July 31, 1994, options to purchase 731,820 shares had been granted, and 118,180 shares were subject to future grant under this plan.

     The following table summarizes stock option activity for the three years ended July 31, 1994:

                                                                                   RANGE OF
                                                                                    OPTION
                                                                     SHARES         PRICES
                                                                    --------     ------------
Outstanding at July 31, 1991....................................    1,732,525    $0.50 - $6.88
     Granted....................................................      546,000     0.05 -  2.38
     Exercised..................................................      (54,274)    0.50 -  2.50
     Terminated.................................................     (128,223)    1.88 -  3.75
                                                                    ---------
Outstanding at July 31, 1992....................................    2,096,028     0.05 -  6.88
     Granted....................................................      569,000     0.05 -  1.88
     Exercised..................................................     (408,695)    0.50 -  3.75
     Terminated.................................................     (143,895)    1.88 -  3.75
                                                                    ---------
Outstanding at July 31, 1993....................................    2,112,438     0.05 -  6.88
     Granted....................................................      398,000     0.05 -  3.94
     Exercised..................................................     (255,285)    0.05 -  3.75
     Terminated.................................................      (71,814)    1.75 -  3.75
                                                                    ---------
Outstanding at July 31, 1994....................................    2,183,339     0.05 -  6.88
                                                                    =========

     Of the total options outstanding at July 31, 1994, 1,451,473 shares were exercisable and 32,500 shares were at the option price of $0.05 per share.

  Warrants

     In July 1994, in connection with a term loan agreement, the Company issued to Ando Electric Co., Ltd. a warrant to purchase up to 2,000,000 shares of common stock, at the fair market value of $2.31 per share, during the term of the loan agreement (see Note 5). At July 31, 1994, the total warrant was outstanding.

                                LTX CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Employees' Stock Purchase Plan

     In December 1993, the stockholders of the Company approved the adoption of the 1993 Employees' Stock Purchase Plan, which replaced the 1983 Employees' Stock Purchase Plan which expired in December 1993. Under this plan, eligible employees may contribute up to 15% of their annual compensation for the purchase of common stock of the Company up to $25,000 of fair market value of the stock per calendar year. The plan limits the number of shares which can be issued for any semi-annual plan period to 150,000 shares and, over the term of the plan, the Company may issue up to 600,000 shares. Under the plan, 280,772 shares were issued in fiscal 1994 and 319,228 shares were available for future issuance under this plan at July 31, 1994.

  Rights Agreement

     The Board of Directors of the Company adopted a Rights Agreement, dated as of May 11, 1989, between the Company and The First National Bank of Boston, as rights agent (the "Rights Agreement") and in connection therewith, distributed one common share purchase right for each outstanding share of common stock. The rights will become exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer that would result in ownership of 30% or more of the common stock. Initially, each right will entitle a stockholder to buy one share of common stock of the Company at a purchase price of $30.00 per share, subject to significant adjustment depending upon the occurrence thereafter of certain events. Before any person or group has acquired 20% or more of the common stock of the Company, the rights are redeemable by the Board of Directors at $0.01 per right. The rights will expire on May 11, 1999, unless redeemed by the Company prior to that date.

9.  RETIREMENT PLAN

     The Company's retirement plan provides for an annual discretionary contribution by the Company from current or accumulated profits of an amount not to exceed 5% of the eligible compensation of the participants in the plan. Amounts are allocated to the accounts of the participants based on their compensation and years of service and are subject to certain vesting provisions. No contribution was made in fiscal 1994, 1993 or 1992. Eligible employees may also make voluntary contributions to the plan through a salary reduction contract up to the statutory limit or 15% of their annual compensation.

10.  GEOGRAPHIC AREA INFORMATION

     The Company's operations by geographic segment for the three years ended
July 31, 1994 are summarized as follows:

                                                                YEAR ENDED JULY 31
                                                     -----------------------------------------
                                                        1992           1993           1994
                                                     -----------    -----------    -----------
Sales to unaffiliated customers
     North America.................................  $ 85,030,000   $ 91,248,000   $ 65,240,000
     Europe........................................    20,704,000     20,744,000     24,423,000
     Japan.........................................    14,984,000      9,447,000     21,106,000
     Rest of world (principally Pacific Rim).......    28,388,000     51,493,000     57,557,000
                                                     ------------   ------------   ------------
          Total sales to unaffiliated customers....  $149,106,000   $172,932,000   $168,326,000
                                                     ============   ============   ============
Transfers between geographic areas
     United States.................................  $ 27,211,000   $ 51,003,000   $ 67,225,000
     Europe........................................     5,391,000      5,857,000      7,751,000
     Japan.........................................       865,000        142,000        364,000
                                                     ------------   ------------   ------------
          Total transfers between geographic
            areas..................................  $ 33,467,000   $ 57,002,000   $ 75,340,000
                                                     ============   ============   ============

                                LTX CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                YEAR ENDED JULY 31
                                                     -----------------------------------------
                                                        1992           1993           1994
                                                     -----------    -----------    -----------
Income (loss) from operations
     United States.................................  $(17,728,000)  $  2,288,000   $(25,991,000)
     Europe........................................    (1,030,000)      (212,000)      (613,000)
     Japan.........................................    (4,678,000)    (5,717,000)    (1,892,000)
     Eliminations..................................       196,000        755,000         95,000
                                                     ------------   ------------   ------------
          Total income (loss) from operations......  $(23,240,000)  $ (2,886,000)  $(28,401,000)
                                                     ============   ============   ============
Identifiable assets
     United States.................................  $112,765,000   $135,962,000   $124,029,000
     Europe........................................    13,302,000      9,382,000     20,730,000
     Japan.........................................    14,369,000     12,428,000     13,180,000
     Eliminations..................................   (22,152,000)   (19,515,000)   (27,303,000)
                                                     ------------   ------------   ------------
          Total identifiable assets................  $118,284,000   $138,257,000   $130,636,000
                                                     ============   ============   ============


     Transfer prices on products sold to foreign subsidiaries are intended to produce profit margins that correspond to the subsidiary's sale and support efforts.

     The Company incurred translation losses, from foreign currency remeasurement, of $1,468,000, primarily in Japan, in fiscal 1993. Transaction gains or losses were not significant in fiscal 1993. Translation and transaction gains or losses were not significant in fiscal 1994 or fiscal 1992.

11.  COMMITMENTS

     The Company has operating lease commitments for certain facilities and equipment and capital lease commitments for certain equipment. Minimum lease payments under non-cancelable leases at July 31, 1994 are as follows:

                                                                         TOTAL         TOTAL
                                               REAL                    OPERATING      CAPITAL
                                              ESTATE      EQUIPMENT      LEASES       LEASES
                                            ----------    ---------    ----------    ---------
Year ended July 31,
     1995................................  $ 6,813,000    $2,146,000   $ 8,959,000   $  581,000
     1996................................    5,876,000     1,826,000     7,702,000      461,000
     1997................................    5,741,000       659,000     6,400,000      220,000
     1998................................    5,817,000       243,000     6,060,000      220,000
     1999................................    5,290,000        14,000     5,304,000      220,000
     2000 and thereafter.................   38,334,000           --     38,334,000      149,000
                                           -----------    ----------   -----------   ----------
Total minimum lease payments.............  $67,871,000    $4,888,000   $72,759,000   $1,851,000
                                           ===========    ==========   ==========
Less: amount representing interest.......                                              (210,000)
                                                                                     ----------
Present value of total capital leases....                                            $1,641,000
                                                                                     ==========

     Total rental expense for fiscal 1994, 1993 and 1992 was $9,849,000, $10,822,000 and $11,295,000, respectively.

     As a result of the Company's restructuring in fiscal 1994, certain leased facilities have been considered excess. At July 31, 1994, the Company had accrued $8,200,000, which is included in restructuring charges on the accompanying balance sheet, relating to the lease commitments on these facilities.

                                LTX CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  JOINT VENTURE AGREEMENT

     In May 1990, the Company completed a joint venture agreement with Sumitomo Metal Industries, Ltd. ("SMI") of Japan to manufacture, sell and support the Company's semiconductor test equipment products in Japan. Under this joint agreement, SMI acquired 235,000 newly issued shares of the Company's Japanese subsidiary for $12,000,000 and the Company invested an additional $4,000,000 in the subsidiary. As a result, 50.5% of the shares of the Japanese company are owned by LTX and 49.5% are owned by SMI. As part of the joint venture agreement, the Company has licensed certain of its test technology to the joint venture, and will receive royalties should its products be manufactured by the joint venture. SMI also purchased 1,500,000 shares of the Company's common stock for $5,625,000 and purchased a $6,375,000 convertible debenture that was converted into common stock in July 1993 (see Note 6).

     At July 31, 1994, other assets include a minority interest receivable from SMI of $2,320,000 which arose as a result of cumulative losses of the Company's Japanese subsidiary allocable to SMI, exceeding SMI's investment in the Company's subsidiary. The Company believes this asset is fully realizable from SMI due to SMI's guarantee of a portion of the Company's Japanese subsidiary's bank lines of credit.

                    DISCRETE PRODUCTS
    The iPTest system is used to test
   discrete semiconductor components:
 diodes, small signal transistors and
    power transistors. These discrete
 components are used in every area of             [PHOTO OF iPTEST
 electronics. LTX expects that arrays                 TEST SYSTEM]
      of discrete components, such as
   multi-device modules, will replace
transistors in electric motor control
       and will permit a wider use of
     semiconductors in extremely high
      power applications, such as air
   conditioners, domestic appliances,
electric locomotives and automobiles.
iPTest systems are capable of indexed
       parallel test for high volume,
              cost-effective testing.



                                                  DEVICE TOOL
                                                  Device Tool is the first in a
        [PHOTO OF COMPUTER SCREEN                 series of layered software
        WITH DEVICE TOOL SOFTWARE                 options for the Synchro test
        DISPLAYED]                                development environment.
                                                  Device Tool is the first test
                                                  development tool in the
                                                  industry which addresses
                                                  multiple phases of the IC
                                                  development process, including
                                                  test design, program creation,
                                                  loadboard design, test program
                                                  debug and documentation.



              ENVISION(TM)
       enVision is the LTX
           object-oriented
 programming software used
       on its digital test                    [PHOTO OF COMPUTER SCREEN
 systems. LTX has designed                    WITH ENVISION SOFTWARE
     enVision to be device                    DISPLAYED]
      oriented rather than
       tester oriented. In
        earlier generation
        software language,
 programming commands made
   direct reference to the
      hardware of the test
system, which required the
   user to have a detailed
 knowledge of the system's
    hardware. In contrast,
this detailed knowledge is
   not required when using
enVision, thereby allowing
   the programmer to focus
 attention on refining the
      test program for the
   specific IC under test.

===============================================================================


  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



         --------------------------
              TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................    9
Price Range of Common Stock...........    9
Dividend Policy.......................    9
Capitalization........................   10
Selected Consolidated Financial
  Data................................   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   18
Management............................   29
Principal and Selling Shareholders....   30
Description of Common Stock...........   31
Underwriting..........................   33
Legal Matters.........................   34
Experts...............................   34
Available Information.................   34
Incorporation of Certain Documents by
  Reference...........................   34
Index to Consolidated Financial
  Statements..........................  F-1

===============================================================================


===============================================================================




                               5,000,000 SHARES



                                    [LOGO]


                               LTX CORPORATION

                                 COMMON STOCK

                         ---------------------------

                                  PROSPECTUS
                                           , 1995

                         ---------------------------


                               LEHMAN BROTHERS

                           NEEDHAM & COMPANY, INC.


===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth a reasonably itemized statement of all expenses in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange
Commission registration fee and the National Association of Securities Dealers, Inc. fees.


    SEC registration fee......................................................   $ 22,704
    NASD filing fee...........................................................      5,733
    Nasdaq National Market fee................................................     17,500
    Blue sky fees and expenses................................................      7,500
    Transfer agent and registrar fees.........................................      3,500
    Legal fees and expenses...................................................     40,000
    Accounting fees and expenses..............................................     35,000
    Printing and engraving expenses...........................................     95,000
    Miscellaneous.............................................................     13,063
                                                                                 --------
              Total...........................................................   $240,000
                                                                                 ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Chapter 156B of the Massachusetts General Laws, under which the Company is organized, permits a Massachusetts corporation to adopt a provision in its Articles of Organization eliminating or limiting the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty).

     On December 8, 1987, the stockholders approved an amendment to the Company's Articles of Organization. The amendment to the Articles of Organization, which became effective on April 8, 1988, is as follows:

          "No director shall be personally liable to the corporation or any of its stockholders for monetary damages for any breach of fiduciary duty as a director not withstanding any provision of law imposing such liability; provided, however, that this provision shall not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing distributions to stockholders in violation of the corporation's Articles of Organization or which render the corporation insolvent or bankrupt, and approving loans to officers or directors of the corporation which are not repaid and which were not approved or ratified by a majority of disinterested directors or stockholders, or (iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment."

          The By-laws of the registrant provide for indemnification of officers and directors as follows:

          SECTION 6.5 INDEMNIFICATION.

          (a) The Corporation shall indemnify each director and officer against all judgments, fines, settlement payments and expenses, including reasonable attorneys' fees, paid or incurred in connection with any claim, action, suit or proceeding, civil or criminal, to which he may be made a party or with which he may be threatened by reason of his being or having been a director or officer of the corporation, or, at its request, a director, officer, stockholder or member of any other corporation, firm, association or other organization or by reason of his serving or having served, at its request, in any capacity with respect to any employee benefit plan, or by reason of any action or omission by him in such capacity, whether or not he continues to be a director or officer at the time of incurring such expenses or at the time the indemnification is made. No indemnification shall be made hereunder (i) with respect to payments and expenses incurred in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding not to have acted in good faith and in the reasonable belief that his action was in the best interests of the corporation (or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan), or (ii) otherwise prohibited by law. The foregoing right of indemnification shall not be exclusive of other rights to which any director or officer may otherwise be entitled and shall inure to the benefit of the executor or administrator of such director or officer. The Corporation may pay the expenses incurred by any such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such person to repay such payment if it is determined that such person is not entitled to indemnification hereunder.

          (b) The Board of Directors may, without stockholder approval, authorize the Corporation to enter into agreements, including any amendments or modification thereto, with any of its directors, officers or other persons described in paragraph (a) above providing for indemnification of such persons to the maximum extent permitted under applicable law and the Corporation's Articles of Organization and By-laws.

          (c) No amendment to or repeal of this section shall have any adverse effect on (i) the right of any director or officer under any agreement entered into prior thereto, or (ii) the rights of any director or officer hereunder relating to his service, for which he would otherwise be entitled to indemnity hereunder, during any period prior to such amendment or repeal.

     The Company has a directors and officers liability policy that insures the Company's directors and officers against certain liabilities.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification and contribution by the Underwriters with respect to certain liabilities of directors, officers and other controlling persons of the Company.

ITEM 16. EXHIBITS


       1.1    --  Form of Underwriting Agreement
       3.1    --  Articles of Organization, as amended, of the Registrant.
       3.3    --  By-laws, as amended, of the Registrant.
     **4.1    --  Rights Agreement, as amended, of the Registrant is incorporated herein by reference to Exhibit 1 of the Registrant's Form 8-A/A filed with the Commission on September 30, 1993 amending the Registrant's Registration Statement on
                  Form 8-A filed with the Commission on May 17, 1989.
      *5.1    --  Opinion of Pamela A. Keating, Esq.
      23.1    --  Consent of Arthur Andersen LLP.
     *23.2    --  Consent of Pamela A. Keating, Esq. (included in Exhibit 5.1).
   ***24.1    --  Power of Attorney.

---------------
  * To be filed by amendment.

 ** Incorporated herein by reference.


*** Previously filed.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement (Reg. No. 33-62125) to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westwood and Commonwealth of Massachusetts on the 11th day of September, 1995.


                                          LTX Corporation


                                          By:     /s/  ROGER W. BLETHEN
                                            ------------------------------------
                                                      Roger W. Blethen
                                                   Director and President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement (Reg. No. 33-62125) has been signed below by the following persons in the capacities and on the date indicated.


                SIGNATURE                               TITLE                       DATE
                ---------                               -----                       ----
                    *                        Chairman of the Board            September 11, 1995
------------------------------------------
          (Graham C. C. Miller)

                    *                        President and Director           September 11, 1995
------------------------------------------   (Principal Executive
            (Roger W. Blethen)               Officer)

                    *                        President and Director           September 11, 1995
------------------------------------------   (Principal Executive
           (Martin S. Francis)               Officer)

                    *                        Chief Financial Officer and      September 11, 1995
------------------------------------------   Treasurer (Principal
             (John J. Arcari)                Financial Officer)

           /S/  GLENN W. MELONI              Controller (Principal            September 11, 1995
------------------------------------------   Accounting Officer)
            (Glenn W. Meloni)

                    *                        Director                         September 11, 1995
------------------------------------------
             (Jacques Bouyer)

                    *                        Director                         September 11, 1995
------------------------------------------
             (Fred J. Butler)

                    *                        Director                         September 11, 1995
------------------------------------------
             (Roger J. Maggs)

                    *                        Director                         September 11, 1995
------------------------------------------
            (Robert E. Moore)

                    *                        Director                         September 11, 1995
------------------------------------------
           (Samuel Rubinovitz)

      *By:        /S/  GLENN MELONI                                           September 11, 1995
------------------------------------------
               Glenn Meloni
             Attorney-in-Fact